9/15


05008965

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Yokohama Ltd

*CURRENT ADDRESS


PROCESSED
JUN 15 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34814 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/15/05

ANNUAL REPORT(EXCERPT)

TRANSLATION

For the year ended March 31,2005

3-31-05 AR/S

CONTENTS

A. Digest of Financial Results for six months ended March 31, 2005

1. Income status

For the year ended (Unit:billion yen, %)

	March 31. 2004	March 31.2005	Increase /(Decrease)	Ratio(%)
Gross operating income	203.6	207.2	3.6	1.7
Gross operating income from domestic operations	195.5	202.4	6.9	3.5
Interest income	163.8	165.6	1.8	
Fees and commissions	28.7	31.1	2.4	
Trading profits	0.7	0.9	0.2	
Other operating income	2.1	4.6	2.5	
Gross operating income from international operations	8.0	4.7	(3.3)	(40.3)
Expenses	85.8	85.1	(0.7)	(0.6)
Of which, personnel	31.5	29.5	(2.0)	(6.2)
Of which, facilities	48.7	49.3	0.6	1.2
Net business profit (before transfer to allowance for possible loan losses)	117.8	122.1	4.3	3.5
Transfer to allowance for possible loan losses	(7.3)	(4.6)	2.7	
Net business profit (after transfer to allowance for possible loan losses)	125.1	126.7	1.6	1.2
Unusual profits and losses	(46.4)	(30.5)	15.9	
Of which, disposal of bad debts	43.7	42.4	(1.3)	
(Including transfer to allowance for possible loan losses)	36.4	37.8	1.4	
Of which,gains or losses on securities	0.5	13.2	12.7	
Of which, losses on devaluation of securities	0.1	0.1	0.0	
Ordinary profit	78.6	96.2	17.6	22.2
Special gains and losses	1.9	2.0	0.1	
Income taxes-deferred	33.1	40.7	7.6	
Net income	47.4	57.5	10.1	21.3
Disposal of bad debts (including profits on bad debt recovered)	32.8	34.7	1.9	6.1

(1)Gross Operating Income increased by 1.7% to 207.2billion yen.

Gross operating income increased by 3.6billion yen, an increase of 1.7% from the previous term to 207.2billion yen as a result of an increase in income from domestic interest income (an increase of 1.8billion yen), and strengthening commission revenues (an increase of 2.4billion yen in fees and commissions).

(Reference 1) Transition of gross operating income from operations and profit margin


Billions of yen
Gross operating income
Domestic interest income
Profit margin from total domestic funds
220
200
180
160
140
120
1.10%
0.90%
0.70%
0.50%
182.4
162.2
0.63%
190.2
159.3
0.69%
202.5
161.1
0.81%
194.9
159.6
0.84%
203.6
163.8
0.89%
207.2
165.6
0.92%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

(Reference 2) Transition of fees and commissions (from domestic operations).


Billions of yen
33
28
23
18
※Figures in the bar graph are the ratio to gross operating income (domestic operations).
<2.4billion yen increase since March 31,2004>
Contributions by syndicated loan-related commissions (1.3billion yen), and sales commissions (1.2billion yen) from investment trusts and annuity insurance to individuals.
22.0
12.6%
23.1
12.6%
25.3
12.9%
25.5
13.6%
28.7
14.7%
31.1
15.4%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

(2) Expenses : Decreased by 0.7billion yen as a result of further cost reduction efforts, OHR decreased to 41.0%

Expenses decreased by 0.7billion yen from the previous term to 85.1billion yen, as a result of continuous efforts in reducing costs, despite the introduction of pro forma standard taxation (0.8billion yen increase).
OHR further decreased to 41.0% due to an increase in gross operating income.

(Reference) Transition of Expenses and OHR


Billions of yen
110
100
90
80
70
Expences
OHR
65%
55%
45%
35%
105.2
57.6%
98.9
51.9%
94.4
46.6%
90.1
46.2%
85.8
42.1%
85.1
41.0%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

Adjusted OHR(Excluding gains or losses on bonds and bond derivatives)

55.1%	51.8%	48.4%	46.7%	41.3%	40.0%

(3) Net Business Profit : Net Business Profit before transfer to allowance for possible loan losses reached the level of 120billion yen.

Net business profit before transfer to allowance for possible loan losses increased by 3.5% (4.3 billion yen) to 122.1billion yen, reflecting growth in revenues from domestic operations and proactive efforts of reducing costs.

(Reference) Transition of Net Business Profit before transfer to allowance for possible loan losses


<increase by 44.9 billion yen from March 2000>
Increase in gross operating income by 24.8 billion yen.
Decrease in expenses by 20.1 billion yen.
Billions of yen
140
120
100
80
60
40
77.2
91.3
108.1
104.8
117.8
122.1
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

(4)Disposal of Bad debts: 37.8billion yen, as a result of provision for borrower support for management improvements in addition to strict disposals.

Despite continuing strict disposal, owing to the improvement in debtor segmentation through support for management improvements or promotion of recovery, credit costs was 37.8billion yen, about the same level as the previous term.
In this connection, the actual amount of disposal bad debts, including profits from bad debt recovered from was 34.7billion yen.

(5)Gains or Losses on securities : 13.2billion yen attributable mainly to outright sales.

Gains on securities were 13.2billion yen attributable mainly to outright sales of stocks.

(6)Ordinary Profits and Net Income : Ordinary Profits and Net Income reached Record Highs.

Consequently, ordinary profit increased by 17.6billion yen from the previous term to 96.2billion yen, and net income increased by 10.1billion yen from the previous term to 57.5billion yen, both of which were record highs.

2. Assets and Liabilities

(1) Loans: Loans to individuals mainly through housing loans have made an increase and the percent of loans to individuals against total loans increased to the 40% level.

As a result of efforts in concentrating on regional retail banking, loans to individuals progressed mainly through housing loans with an increase of 96.3billion yen from the previous interim period. The percentage of loans to individuals against total loans increased to 41.6%.

(Reference) Transition of loans to related to regional retail market (Billions of yen, %)

	March 31,2003(A)	March 31,2004(B)	(B)-(A)	March 31,2005(C)	(C)-(B)
Loans to small and midiumsize businesses,etc	6,421.6	6,601.8	〔2.8%〕 180.2	6,198.2	〔(6.1%)〕 (403.6)
Individuals	2,877.5	3,153.1	〔9.6%〕 275.6	3,249.4	〔3.0%〕 96.3
Residential	2,556.1	2,833.8	〔10.8%〕 277.7	2,933.3	〔3.5%〕 99.5
Housing loans	1,669.0	1,888.4	〔13.1%〕 219.4	1,949.5	〔3.2%〕 61.1
Apartment loans	887.1	945.3	〔6.5%〕 58.2	983.7	〔4.0%〕 38.4
Percentage of loans to small and midiumsize businesses against total loans	81.2%	83.0%	1.8%	79.5%	△3.5%
Percentage of loans to individuals	36.4%	39.6%	3.2%	41.6%	2.0%

	Average balance for the year ended March 31,2003(A)	Average balance for the year ended March 31,2004(B)	(B)-(A)	Average balance for the year ended March 31,2005(C)	(C)-(B)
Loans to small and midiumsize businesses,etc	5,875.3	6,134.3	(4.4%) 259.0	6,206.4	(1.1%) 72.1

(2) Deposits : Individual deposits have steadily progressed.

Deposits steadily progressed and individual deposits increased by 93.9billion yen (1.3%) from the end of the previous term mainly in Kanagawa Prefecture. Total deposits increased by 132.2billion yen from the end of previous term.

(Reference) Trend of Deposits (Billions of yen)

	March 31,2003(A)	March 31,2004(B)	(B)-(A)	March 31,2005(C)	(C)-(B)
Deposits	9,374.3	9,154.3	〔(2.3%)〕 (220.0)	9,286.5	〔1.4%〕 132.2
Individual	6,721.3	6,785.1	〔0.9%〕 63.8	6,879.0	〔1.3%〕 93.9

(3) Non-Deposit Products for individuals: Revenues from investment trusts and annuity insurance sho steady increase.

As a result of a carefully responding to the diversified and advanced needs of asset management of our customers, the balance of investment trusts increased by 54.6billion yen from the previous term to 353.4billion yen and commission revenue increased by 0.3billion yen from the previous term to 3.6billion yen. The balance of annuity insurance also increased by 55.9billion yen from the previous term to 103.0billion yen due to the steady increase in handling, and commission revenue increased by 0.8billion yen from the previous term to 2.3billion yen.

(Reference 1) Balance of investment trust and annuity insurance for individuals (Billions of yen)

	March 31,2003(A)	March 31,2004(B)	(B)-(A)	March 31,2005(C)	(C)-(B)
Balance of investment trusts	222.2	298.8	76.6	353.4	54.6
Balance of Annuity insurance	7.3	47.1	39.8	103.0	55.9

(Reference 2) Commission revenues from investment trust and annuity insurance for individuals annuity insurance for individuals For the year ended (Billions of yen)

	March 31,2003(A)	March 31,2004(B)	(B)-(A)	March 31,2005(C)	(C)-(B)
Invesment trusts (fees and commissions)	2.3	3.3	1.0	3.6	0.3
Annuities (fees and commisions)	0.3	1.5	1.2	2.3	0.8

(4) Securities: Ratio of book value of stocks to capital account became 25%.

Book value of stocks decreased by 10.5billion yen from the end of previous term due to outright sales. The ratio of book value of stocks to the capital account further decreased to 25%.

(Reference) Trend of book value of stocks (acquisition cost) and capital account


Billions of yen
Book value of stocks(acquisition cost)
Capital account
Ratio of book value of stocks against capital account
700
600
500
400
300
200
100
0
100%
80%
60%
40%
20%
0%
105%
81%
59%
49%
29%
25%
451.1
427.0
367.5
450.7
267.2
447.5
224.3
451.8
165.6
556.2
155.1
597.8
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

Increase/(decrease) of book value of stocks — Billions of yen

(74.5)	(83.6)	(100.3)	(42.9)	(58.7)	(10.5)

*Although we have taken market value appraisal since March 2001, the amount above was stated at acquisition cost.

3. State of Bad debts : Ratio of bad debts has further decreased to the lower half of 3%.

As a result of facilitating off-balancing, improvement in borrower clasification through support for management improvement and recovery, etc., bad debts(under the Financial Reconstruction Law) decreased by 75.5billion yen from the end of the previous term. The ratio of bad debts has decreased by 0.9 point to 3.2%.

(Reference) Transition of credits disclosed under the Financial Reconstruction Law (Billions of yen)

	March 31,2003(A)	March 31,2004(B)	(B)-(A)	March 31, 2005(C)	(C)-(B)
Unrecoverable or valueless claims (in legal or virtual bankruptcy)	50.6	43.8	(6.8)	28.3	(15.5)
Doubtful claims (in possible bankruptcy)	226.2	206.8	(19.4)	182.8	(24.0)
Claims in need of special caution	126.7	84.6	(42.1)	48.6	(36.0)
Sub-total(bad debts) A	403.5	335.3	(68.2)	259.8	(75.5)
In need of caution other than claims in need of special caution	1,061.5	838.7	(222.8)	708.5	(130.2)
Claims to normal customers	6,666.4	6,944.9	278.5	6,976.0	31.1
Normal claims B	7,727.9	7,783.7	55.8	7,684.5	(99.2)
Total claims C=A+B	8,131.5	8,119.0	(12.5)	7,944.4	(174.6)

(%)

Ratio of bad debts A／C	4.9	4.1	(0.8)	3.2	(0.9)

4. Conditions in Kanagawa Prefecture : Deposits from and loans to individuals have steadily progressed.

In Kanagawa Prefecture, both individual deposits and loans steadily increased, as a result of concentrating our management resources to the area.

(1) Individual deposits in Kanagawa Prefecture



Billions of yen
※ Figures in the bar graph are the annual ratio of increase.
6,500
6,000
5,500
5,000
5,869.7
6,068.5
6,236.8
6,371.4
6,431.8
6,519.8
+3.3%
+2.7%
+2.1%
+0.9%
+1.3%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

(2) Share of deposits in Kanagawa Prefecture



Deposits
Individual
25%
20%
15%
10%
23.2%
23.1%
23.0%
23.5%
22.8%
22.8%
17.1%
17.4%
17.2%
17.3%
17.3%
17.3%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

(3)Loans to individuals in Kanagawa Prefecture



Billions of yen
※ Figures in the bar graph are the annual ratio of increase.
3,200
2,700
2,200
1,700
1,200
2,129.5
2,240.6
2,420.3
2,659.8
2,894.3
2,978.2
+5.2 %
+8.0 %
+9.9 %
+8.8 %
+2.8 %
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

(4) Share of loans in Kanagawa Prefecture



loans
individuals
30%
20%
10%
0%
24.3%
25.0%
26.1%
27.9%
28.5%
27.3%
8.7%
9.3%
10.4%
11.8%
12.8%
13.3%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

5. Capital Adequacy Ratio : Tier 1 Ratio increased to the level of 8%.

Capital adequacy ratio increased by 0.29 point from the end of previous term to 10.95%, even after the repayment of public funds. Tier 1 ratio increased by 0.99 point from the end of the previous term to 8.39% as a result of conversion of convertible bonds into stocks and steady accumulation of profit.

(Reference) Transition of capital adequacy ratio (consolidated, based on domestic standards)


Billions of yen
Tier1
Among public fund
Capital adequacy ratio
Tier ratio
Tier 1ratio (excluding public funds)
10.03%
9.59%
10.72%
10.32%
10.66%
10.95%
402.5
424.6
422.3
423.1
489.1
528.9
Among public funds
7.40%
8.39%
5.66%
6.15%
6.47%
6.36%
5.88%
4.26%
4.70%
4.93%
4.85%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

6. Deferred Tax Assets : Deferred tax assets ratio to net business profit lower than 50%.

Deferred tax assets decreased by 28.4 billion yen to 60.3 billion yen. In addition, the ratio of deferred tax to net business profits decreased by 26 points to 49%, which is far below net business profits (before transfer to allowance for possible loan losses).

(Reference1) Improvement of ratio of deferred tax assets to net business profits (excluding deferred tax assets for unrealized gain(loss) on available-for-sale securities, Non-consolidated)


Billions of yen
Deferred tax assets
Net business profit (before transfer to allowance for possible loan losses)
Ratio to net business profits
163.1
77.2
211%
142.8
91.3
156%
130.3
108.1
121%
118.4
104.8
113%
88.7
117.8
75%
60.3
122.1
49%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

(Reference2) Ratio to Tier 1(including deferred tax assets for unrealized gain/(loss) on available-for-sale securities, consolidated)


41.7%
34.2%
34.9%
33.0%
15.1%
9.2%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004
March 31,2005

7. Prospects : Business results for fiscal year 2005 are expected to continue to be at high level.

We expect a high level of Net business profit before transfer to allowance for possible loan losses at 120.0billion yen by realizing further improvements in profitability through sequential implementation of measures for strengthening sales promotion. We expect ordinary profit to be 95.0billion yen and net income to be 57.5billion yen, both of which will remain at a high level.

< Non-consolidated>

(Billions of yen)

	Prospects for the six months ended September 30, 2005	Previous six months ended September 30,2004 Increase/(decrease)	Prospects for the year 2005	Previous fiscal year2004 Increase/(decrease)
Gross operating income	100.0	(1.9)	207.0	(0.2)
Gross operating income from domestic operations	96.9	(2.8)	200.8	(1.6)
Interest income	81.3	0.5	166.7	1.1
Fees and commissions	15.4	0.5	31.9	0.8
Gross operating income from international operations	3.1	0.9	6.2	1.6
Expenses	43.0	0.6	87.0	1.9
Net business profit (before transfer to allowance for possible loan losses)	57.0	(2.5)	120.0	(2.1)
Disposal of bad debts	15.0	(9.8)	25.0	(12.8)
Gains or losses on securities	1.0	(8.8)	2.0	(11.2)
Ordinary profit	42.0	(0.9)	95.0	(1.2)
Net income	26.0	(0.4)	57.5	0.0

< Consolidated>

(Billions of yen)

	Prospects for the six months ended September 30, 2005	Previous six months ended September 30,2004 Increase/(decrease)	Prospects for the year 2005	Previous fiscal year2004 Increase/(decrease)
Ordinary profit	42.5	(1.3)	95.5	(0.9)
Net income	26.5	(0.2)	58.0	0.3

(Reference) Prospects of Interest margins for fiscal year 2005(Domestic)

(%)

	Prospects for the six months ended September 30, 2005	Previous six months ended September 30,2004 Increase/(decrease)	Prospects for the year 2005	Previous fiscal year2004 Increase/(decrease)
Yield on interest earning assets A	1.82	(0.03)	1.87	(0.01)
Loans and bills discounted	2.00	(0.05)	2.02	0.00
Yield on fundings B	0.04	(0.02)	0.04	(0.01)
Deposits and NCD	0.01	0.00	0.01	0.00
Operating expenses	0.91	(0.01)	0.93	0.01
Total funding cost C	0.93	(0.03)	0.94	(0.02)
Yield spread A-B	1.78	(0.01)	1.83	0.00
Interest margins between loans and deposits	1.08	(0.04)	1.08	0.00
Net interest margin A-C	0.89	0.00	0.93	0.01

B. CONSOLIDATED FINANCIAL INFORMATION
B. 連結決算情報

1. Consolidated Balance Sheets*(Unaudited)*
1. 連結貸借対照表

(Millions of yen)

		At March 31,2005(A)	At March 31,2004(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	566,483	556,767	9,716
Call loans	ｺｰﾙﾛｰﾝ及び買入手形	86,959	28,002	58,957
Commercial paper and other debts purchased	買入金銭債権	200,976	149,257	51,719
Trading assets	特定取引資産	50,925	121,130	(70,205)
Securities	有価証券	1,432,580	1,298,771	133,809
Loans and bills discounted	貸出金	7,790,062	7,946,846	(156,784)
Foreign exchanges assets	外国為替	6,261	8,080	(1,819)
Other assets	その他資産	90,100	109,851	(19,751)
Premises and equipment	動産不動産	141,617	145,114	(3,497)
Deferred tax assets	繰延税金資産	48,787	73,686	(24,899)
Negative goodwill	連結調整勘定	1,056	—	1,056
Customers' liabilities for acceptances and guarantees	支払承諾見返	349,167	307,039	42,128
Allowance for possible loan losses	貸倒引当金	(74,850)	(84,297)	9,447
Total assets	資産の部合計	10,690,128	10,660,252	29,876
LIABILITIES:	(負債の部)			
Deposits	預金	9,257,078	9,125,942	131,136
Negotiable CDs	譲渡性預金	39,861	48,059	(8,198)
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	168,186	908	167,278
Trading liabilities	特定取引負債	2,165	2,617	(452)
Borrowed money	借用金	33,439	114,004	(80,565)
Foreign exchanges liabilities	外国為替	60	105	(45)
Bonds and notes	社債	86,000	85,999	1
Convertible bonds	新株予約権付社債	—	53,176	(53,176)
Other liabilities	その他負債	130,878	339,829	(208,951)
Liability for employees' retirement benefits	退職給付引当金	74	62	12
Allowance under special laws	特別法上の引当金	—	0	(0)
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,773	23,011	(238)
Negative goodwill	連結調整勘定	—	49	(49)
Acceptances and guarantees	支払承諾	349,167	307,039	42,128
Total liabilities	負債の部合計	10,089,684	10,100,805	(11,121)
MINORITY INTERESTS STOCKHOLDERS' EQUITY:	(少数株主持分)			
Minority interests stockholders' equity	少数株主持分	3,557	4,520	(963)
STOCKHOLDERS' EQUITY:	(資本の部)			
Common stock and preferred stock	資本金	214,862	188,223	26,639
Capital surplus	資本剰余金	176,482	149,839	26,643
Retained earning	利益剰余金	170,107	154,132	15,975
Land revaluation surplus	土地再評価差額金	32,048	32,289	(241)
Net unrealized gain(loss) on available-for-sale securities	その他有価証券評価差額金	26,202	30,838	(4,636)
Foreign currency translation adjustments	為替換算調整勘定	(0)	(0)	0
Treasury stock	自己株式	(22,815)	(396)	(22,419)
Total stockholders' equity	資本の部合計	596,886	554,926	41,960
Total liabilities, minority interests and stockholders' equity	負債、少数株主持分及び資本の部合計	10,690,128	10,660,252	29,876

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Statements of Income*(Unaudited)*
2. 連結損益計算書

For the year ended

(Millions of yen)

		At March 31,2005(A)	At March 31,2004(B)	Increase/(Decrease) (A)-(B)
Income :	経常収益	260,599	253,274	7,325
Interest income	資金運用収益	174,385	175,914	(1,529)
Interest on loans and discounts	(うち貸出金利息)	155,192	159,831	(4,639)
Interest and dividends on investment securities	(うち有価証券利息配当金)	16,324	14,495	1,829
Fees and commissions	役務取引等収益	46,359	43,214	3,145
Trading profits	特定取引収益	924	771	153
Other operating income	その他業務収益	20,096	21,624	(1,528)
Other income	その他経常収益	18,833	11,751	7,082
Expenses :	経常費用	164,116	173,356	(9,240)
Interest expenses	資金調達費用	5,941	8,815	(2,874)
Interest on deposits	(うち預金利息)	2,359	2,577	(218)
Fees and commissions	役務取引等費用	8,588	8,558	30
Trading lossses	特定取引費用	143	—	143
Other operating expenses	その他業務費用	12,396	13,628	(1,232)
General and administrative expenses	営業経費	87,290	91,554	(4,264)
Other expenses	その他経常費用	49,755	50,798	(1,043)
Ordinary profit	経常利益	96,482	79,918	16,564
Special gains	特別利益	4,690	6,399	(1,709)
Special losses	特別損失	1,397	3,277	(1,880)
Income before income taxes and minority interests	税金等調整前当期純利益	99,775	83,040	16,735
Income taxes-current	法人税、住民税及び事業税	13,863	5,133	8,730
Income taxes-deferred	法人税等調整額	27,835	29,661	(1,826)
Minority interests in net income	少数株主利益	368	800	(432)
Net income	当期純利益	57,706	47,445	10,261

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Statements of Retained Earnings *(Unaudited)*
3. 連結剰余金計算書

For the year ended

(Millions of yen)

Capital surplus	（資本剰余金の部）	At March 31,2005(A)	At March 31,2004(B)	Increase/(Decrease) (A)-(B)
Balance of capital surplus at beginning of term	資本剰余金期首残高	149,839	146,281	3,558
Increase	資本剰余金増加高	26,642	3,558	23,084
Issuance of common stock due to capital increase	増資による新株の発行	74	7	67
Increase due to merger	自己株式処分差益	2	—	2
Conversion of CB which issued under the previous commercial low in Japan	旧商法に基づき発行された転換社債の転換による増加高	26,564	3,411	23,153
Increase due to merger	合併に伴う増加高	—	138	(138)
Balance of capital surplus at end of term	資本剰余金期末残高	176,482	149,839	26,643
Retained earnings	（利益剰余金の部）			
Balance of retained earnings at beginning of term	利益剰余金期首残高	154,132	113,613	40,519
Increase	利益剰余金増加高	57,947	47,708	10,239
Net income	当期純利益	57,706	47,445	10,261
Increase due to transfer of land revaluation excess	土地再評価差額金取崩による増加高	241	262	(21)
Decrease	利益剰余金減少高	41,972	7,189	34,783
Dividends	配当金	7,130	7,049	81
Retirement of treasury stock	自己株式消却額	34,842	—	34,842
Losses on disposition of treasury stocks	自己株式処分差損	—	1	(1)
Balance at end of term	合併に伴う減少高	—	138	(138)
Balance of retained earnings at end of term	利益剰余金期末残高	170,107	154,132	15,975

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Consolidated Statements of Cash Flows*(Unaudited)*

4. 連結キャッシュ・フロー計算書

For the year ended

(Millions of yen)

		At March 31,2005(A)	At March 31,2004(B)	Increase/(Decrease) (A)-(B)
1. Operating Activities	Ⅰ. 営業活動によるキャッシュ・フロー			
Income before income taxes and minority interests	税金等調整前当期純利益	99,775	83,040	16,735
Depreciation	減価償却費	8,708	7,742	966
Amortization of goodwill	連結調整勘定償却額	110	1	109
Equity in earnings of associated companies	持分法による投資損益(△)	(491)	(370)	(121)
Increase (Decrease) in allowance for possible loan losses	貸倒引当金の増加額	(9,446)	(5,928)	(3,518)
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	–	(1,815)	1,815
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	12	2	10
Interest income	資金運用収益	(174,385)	(175,914)	1,529
Interest expenses	資金調達費用	5,941	8,815	(2,874)
Losses on sales, write-down and redemption of securities-net	有価証券関係損益(△)	(7,420)	9,043	(16,463)
Foreign exchange losses (gains)	為替差損益(△)	(1,361)	8,407	(9,768)
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益(△)	1,215	678	537
Net decrease(increase) in trading assets	特定取引資産の純増(△)減	70,205	(48,601)	118,806
Net increase (decrease) in trading liabilities	特定取引負債の純増減(△)	(452)	(1,550)	1,098
Net decrease in loans	貸出金の純増(△)減	156,784	(55,426)	212,210
Net increase(decrease) in deposits	預金の純増減(△)	131,135	(240,513)	371,648
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減(△)	(8,198)	(21,429)	13,231
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金(劣後特約付借入金を除く)の純増減(△)	(30,565)	(104)	(30,461)
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金(日銀預け金を除く)の純増(△)減	(12,827)	5,460	(18,287)
Net increase(decrease) in call loans and others	コールローン等の純増(△)減	(109,981)	(113,454)	3,473
Net increase (decrease) in call money and others	コールマネー等の純増減(△)	167,278	631	166,647
Net decrease(increase) in foreign exchange (assets)	外国為替(資産)の純増(△)減	1,818	(497)	2,315
Net increase(decrease) in foreign exchange (liabilities)	外国為替(負債)の純増減(△)	(45)	(46)	1
Interest and dividends received	資金運用による収入	184,224	191,428	(7,204)
Interest paid	資金調達による支出	(5,592)	(9,441)	3,849
Other-net	その他	(201,233)	235,302	(436,535)
Subtotal	小計	265,207	(124,536)	389,743
Income tax paid	法人税等の支払額	(6,448)	(2,549)	(3,899)
Net cash provided by (used in) operating activities	営業活動によるキャッシュ・フロー	258,759	(127,085)	385,844
2. Investing activities	Ⅱ. 投資活動によるキャッシュ・フロー			
Purchases of securities	有価証券の取得による支出	(1,334,471)	(2,160,662)	826,191
Proceeds from sales of securities	有価証券の売却による収入	878,877	2,107,608	(1,228,731)
Proceeds from maturities of securities	有価証券の償還による収入	310,919	297,884	13,035
Expenditures for premises and equipment	動産不動産の取得による支出	(4,638)	(5,314)	676
Proceeds from sales of premises and equipment	動産不動産の売却による収入	1,740	1,755	(15)
Proceeds from transfer of investments of a subsidiary accompanying change of scope of consolidation	連結範囲の変動を伴う子会社株式の売却による収入	–	2,418	(2,418)
Net cash provided by investing activities	投資活動によるキャッシュ・フロー	(147,572)	243,690	(391,262)
3. Financing activities	Ⅲ. 財務活動によるキャッシュ・フロー			
Repayments of subordinated loans	劣後特約付借入金の返済による支出	(50,000)	(80,000)	30,000
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	劣後特約付社債・新株予約権付社債の発行による収入	–	40,000	(40,000)
Repayments of subordinated bonds and convertible bonds	劣後特約付社債・新株予約権付社債の償還による支出	(47)	–	(47)
Issuance of common stock	株式の発行による収入	149	15	134
Dividends paid	配当金支払額	(7,130)	(7,049)	(81)
Dividends paid to minority interests stockholders	少数株主への配当金支払額	(4)	–	(4)
Purchase of treasury stock	自己株式の取得による支出	(57,273)	(75)	(57,198)
Proceeds from sales of treasury stock	自己株式の売却による収入	15	8	7
Net cash provided by (used in) financing activities	財務活動によるキャッシュ・フロー	(114,290)	(47,101)	(67,189)
4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ. 現金及び現金同等物に係る換算差額	(8)	(42)	34
5. Net increase (decrease) in cash and cash equivalents	Ⅴ. 現金及び現金同等物の増加額	(3,111)	69,460	(72,571)
6. Cash and cash equivalents, beginning of term	Ⅵ. 現金及び現金同等物の期首残高	547,011	477,551	69,460
7. Cash and cash equivalents, end of term	Ⅶ. 現金及び現金同等物の期末残高	543,900	547,011	(3,111)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

C. NON-CONSOLIDATED FINANCIAL INFORMATION
C．単体決算情報

1．Non-Consolidated Balance Sheet*(Unaudited)*
1．第144期貸借対照表

March 31,2005
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES:	(負債の部)	
Cash and due from banks	現金預け金	566,482	Deposits	預金	9,286,512
Call loans	コールローン	86,959	Negotiable CDs	譲渡性預金	39,861
Commercial paper and other debts purchased	買入金銭債権	200,976	Call money	コールマネー	386
Trading assets	特定取引資産	50,925	Bills sold	売渡手形	167,800
Securities	有価証券	1,431,209	Trading liabilities	特定取引負債	2,165
Loans and bills discounted	貸出金	7,792,435	Borrowed money	借用金	34,439
Foreign exchanges assets	外国為替	6,261	Foreign exchanges liabilities	外国為替	60
Other assets	その他資産	89,293	Bonds and notes	社債	85,000
Premises and equipment	動産不動産	144,620	Other liabilities	その他負債	107,927
Deferred tax assets	繰延税金資産	42,507	Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,773
Customers' liabilities for acceptances and guarantees	支払承諾見返	138,809	Acceptances and guarantees	支払承諾	138,809
Allowance for possible loan losses	貸倒引当金	(66,872)	Total Liabilities	負債の部合計	9,885,735
			STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	214,862
			Capital surplus	資本剰余金	176,482
			Capital surplus	資本準備金	176,479
			Other capital surplus	その他資本剰余金	2
			Profits on disposition of treasury stocks	自己株式処分差益	2
			Retained earnings	利益剰余金	171,273
			Transfer to Legal reserve	利益準備金	37,364
			Appropriated retained earnings	任意積立金	66,520
			Unappropriated retained earnings at end of	当期未処分利益	67,388
			Net income	当期純利益	57,536
			Land revaluation surplus	土地再評価差額金	32,048
			Net unrealized gain/(loss) on available-for-sale securities	その他有価証券評価差額金	26,024
			Treasury stock	自己株式	(22,815)
			Total stockholders' equity	資本の部合計	597,875
Total Assets	資産の部合計	10,483,610	Total Liabilities and Stockholders' Equity	負債及び資本の部合計	10,483,610

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Non-Consolidated Statement of Income *(Unaudited)*
2. 第144期損益計算書

		For the year ended March 31,2005 (Millions of yen)
Income :	経常収益	253,791
Interest income	資金運用収益	174,120
Interest on loans and discounts	(うち貸出金利息)	154,979
Interest and dividends on investment securities	(うち有価証券利息配当金)	16,272
Fees and commissions	役務取引等収益	43,495
Trading profits	特定取引収益	924
Other operating income	その他業務収益	19,039
Other income	その他経常収益	16,212
Expenses :	経常費用	157,573
Interest expenses	資金調達費用	5,943
Interest on deposits	(うち預金利息)	2,361
Fees and commissions	役務取引等費用	11,870
Trading losses	特定取引費用	143
Other operateing expenses	その他業務費用	12,331
General and administrative expenses	営業経費	85,638
Other expenses	その他経常費用	41,646
Ordinary profit	経常利益	96,218
Special gains	特別利益	3,442
Special losses	特別損失	1,397
Net income before income taxes	税引前当期純利益	98,263
Income taxes-current	法人税、住民税及び事業税	12,503
Income taxes-deferred	法人税等調整額	28,224
Net income	当期純利益	57,536
Unappropriated retained earnings at beginning of term	前期繰越利益	44,453
Reversal of land revaluation excess	土地再評価差額金取崩額	241
Retirement of treasury stock	自己株式消却額	34,842
Unappropriated retained earnings at end of term	当期未処分利益	67,388

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

３. Non-Consolidated Appropriation of Retained Earnings*(Unaudited)*

３. 第144期利益処分計算書案

		For the year ended March 31,2005 (yen)
Appropriation of unappropriated retained earnings:	（当期未処分利益の処分）	
Unappropriated retained earnings at end of term	当期未処分利益	67,388,968,302
Transfer from appropriated retained earnings	任意積立金取崩額	109,761,026
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	109,761,026
Subtotal	計	67,498,729,328
Appropriations:	利益処分額	38,343,358,604
Transfer to Legal reserve	利益準備金	1,018,660,472
Dividends on common stock ¥8.50 per share Of which,ordinary dividend(¥7.00per share) Of which,special divident(¥1.50per share)	普通株式配当金 １株につき 8円50銭 うち普通配当金 7円00銭 特別配当金 1円50銭	11,994,544,735
Bonus for directors and corporate auditors	役員賞与金	49,100,000
Bonus for directors	取締役賞与金	37,200,000
Bonus for corporate auditors	監査役賞与金	11,900,000
Transfer to appropriated retained earnings	任意積立金	25,281,053,397
Revaluation reserve for premises and equipment	動産不動産圧縮積立金	281,053,397
Appropriation for other reserves	別途積立金	25,000,000,000
Unappropriated retained earnings to be carried forward	次期繰越利益	29,155,370,724
Appropriation of other capital surplus:	（その他資本剰余金の処分）	
Other capital surplus	その他資本剰余金	2,936,431
Other capital surplus carried forward to next year	その他資本剰余金次期繰越高	2,936,431

4. Comparison of Non-Consolidated Balance Sheets *(Unaudited)*
4. 比較貸借対照表(主要内訳)

(Millions of yen)

		At March 31,2005(A)	At March 31,2004(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	566,482	556,756	9,726
Call loans	コールローン	86,959	28,002	58,957
Commercial paper and other debts purchased	買入金銭債権	200,976	149,257	51,719
Trading assets	特定取引資産	50,925	121,130	(70,205)
Securities	有価証券	1,431,209	1,294,971	136,238
Loans and bills discounted	貸出金	7,792,435	7,948,935	(156,500)
Foreign exchanges assets	外国為替	6,261	8,080	(1,819)
Other assets	その他資産	89,293	109,183	(19,890)
Premises and equipment	動産不動産	144,620	148,119	(3,499)
Deferred tax assets	繰延税金資産	42,507	67,697	(25,190)
Customers' liabilities for acceptances and guarantees	支払承諾見返	138,809	154,390	(15,581)
Allowance for possible loan losses	貸倒引当金	(66,872)	(77,153)	10,281
Total assets	資産の部合計	10,483,610	10,509,372	(25,762)
LIABILITIES:	(負債の部)			
Deposits	預金	9,286,512	9,154,307	132,205
Negotiable CDs	譲渡性預金	39,861	48,059	(8,198)
Call money	コールマネー	386	908	(522)
Bills sold	売渡手形	167,800	—	167,800
Trading liabilities	特定取引負債	2,165	2,617	(452)
Borrowed money	借用金	34,439	115,004	(80,565)
Foreign exchanges liabilities	外国為替	60	105	(45)
Bonds and notes	社債	85,000	85,000	—
Convertible bonds	新株予約権付社債	—	53,176	(53,176)
Other liabilities	その他負債	107,927	316,560	(208,633)
Allowance under special laws	特別法上の引当金	—	0	(0)
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,773	23,011	(238)
Acceptances and guarantees	支払承諾	138,809	154,390	(15,581)
Total liabilities	負債の部合計	9,885,735	9,953,141	(67,406)
STOCKHOLDERS' EQUITY:	(資本の部)			
Common stock and preferred stock	資本金	214,862	188,223	26,639
Capital surplus	資本剰余金	176,482	149,839	26,643
Capital surplus	資本準備金	176,479	149,839	26,640
Other capital surplus	その他資本剰余金	2	—	2
Retained earnings	利益剰余金	171,273	155,468	15,805
Transfer to Legal reserve	利益準備金	37,364	35,934	1,430
Appropriated retained earnings	任意積立金	66,520	65,764	756
Unappropriated retained earnings at end of term	当期未処分利益	67,388	53,769	13,619
Land revaluation excess	土地再評価差額金	32,048	32,289	(241)
Net unrealized gain(loss) on available-for-sale securities	その他有価証券評価差額金	26,024	30,806	(4,782)
Treasury stock	自己株式	(22,815)	(396)	(22,419)
Total stockholders' equity	資本の部合計	597,875	556,231	41,644
Total liabilities and stockholders' equity	負債及び資本の部合計	10,483,610	10,509,372	(25,762)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Non-Consolidated Statements of Income *(Unaudited)*

5. 比較損益計算書(主要内訳)

For the year ended March 31,2005 (Millions of yen)

		At March 31,2005(A)	At March 31,2004(B)	Increase/(Decrease) (A)-(B)
Income :	経常収益	253,791	247,415	6,376
Interest income:	資金運用収益	174,120	175,765	(1,645)
Interest on loans and discounts	(うち貸出金利息)	154,979	159,619	(4,640)
Interest and dividends on investment securities	(うち有価証券利息配当金)	16,272	14,559	1,713
Fees and commissions	役務取引等収益	43,495	40,764	2,731
Trading profits	特定取引収益	924	771	153
Other operating income	その他業務収益	19,039	20,169	(1,130)
Other income	その他経常収益	16,212	9,945	6,267
Expenses :	経常費用	157,573	168,717	(11,144)
Interest expenses:	資金調達費用	5,943	8,806	(2,863)
Interest on deposits	(うち預金利息)	2,361	2,577	(216)
Fees and commissions	役務取引等費用	11,870	11,492	378
Trading losses	特定取引費用	143	—	143
Other operateing expenses	その他業務費用	12,331	13,536	(1,205)
General and administrative expenses	営業経費	85,638	90,264	(4,626)
Other expenses	その他経常費用	41,646	44,617	(2,971)
Ordinary profit	経常利益	96,218	78,697	17,521
Special gains	特別利益	3,442	5,144	(1,702)
Special losses	特別損失	1,397	3,273	(1,876)
Net income before income taxes	税引前当期純利益	98,263	80,569	17,694
Income taxes-current	法人税、住民税及び事業税	12,503	3,596	8,907
Income taxes-deferred	法人税等調整額	28,224	29,562	(1,338)
Net income	当期純利益	57,536	47,409	10,127
Unappropriated retained earnings at beginning of term	前期繰越利益	44,453	6,013	38,440
Unappropriated retained earnings inherited due to merger	合併による未処分利益受入額	—	84	(84)
Reversal of land revaluation excess	土地再評価差額金取崩額	241	262	(21)
Losses on disposition of treasury stocks	自己株式処分差損	—	1	(1)
Retirement of treasury stock	自己株式消却額	34,842	—	34,842
Unappropriated retained earnings at end of term	当期未処分利益	67,388	53,769	13,619

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

6. Comparison of Non-Consolidated Appropriation of Retained Earnings *(Unaudited)*

6. 比較利益処分計算書案

For the year ended

March 31,2005

(Millions of yen)

		At March 31,2005(A)	At March 31,2004(B)	Increase/(Decrease) (A)-(B)
Appropriation of unappropriated retained earnings:	（当期未処分利益の処分）			
Unappropriated retained earnings at end of term	当期未処分利益	67,388	53,769	13,619
Transfer from appropriated retained earnings	任意積立金取崩額	109	10	99
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	109	10	99
Subtotal	計	67,498	53,780	13,718
Appropriations:	利益処分額	38,343	9,326	29,017
Transfer to legal reserve	利益準備金	1,018	1,430	(412)
Dividends on preferred stock, #1	第一回優先株式配当金	—	792	(792)
Dividends on preferred stock, #2	第二回優先株式配当金	—	567	(567)
Dividends on common stock	普通株式配当金	11,994	5,770	6,224
Bonus for directors and corporate auditors	役員賞与金	49	—	49
Bonus for directors	取締役賞与金	37	—	37
Bonus for corporate auditors	監査役賞与金	11	—	11
Transfer to appropriated retained earnings	任意積立金	25,281	766	24,515
Revaluation reserve for premises and equipment	動産不動産圧縮積立金	281	766	(485)
Appropriation for other reserves	別途積立金	25,000	—	25,000
Unappropriated retained earnings to be carried forward	次期繰越利益	29,155	44,453	(15,298)
Appropriation of other capital surplus:	（その他資本剰余金の処分）			
Other capital surplus	その他資本剰余金	2	—	2
Other capital surplus carried forward to next year	その他資本剰余金次期繰越高	2	—	2

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

Breakdown of Dividend per Share 1株当たり配当金の内訳

		At March 31,2005			At March 31,2004		
		For the year ended March 31,2005	For six months ended September 30,2004	As of March 31,2005	For the year ended March 31,2004	For six months ended September 30,2003	As of March 31,2004
Preferred stock, #1	第一回優先株式	—	—	—	¥5.66	—	¥5.66
Preferred stock, #2	第二回優先株式	—	—	—	¥9.46	—	¥9.46
Common stock	普 通 株 式	¥8.50	—	¥8.50	¥5.00	—	¥5.00
Of which, ordinary	普通配当金	¥7.00	—	¥7.00	¥5.00	—	¥5.00
Of which,special divident	特別配当金	¥1.50	—	¥1.50	—	—	—

D. SUMMARY OF FINANCIAL RESULTS
D. 平成16年度決算の概況

1.Profit and Loss 1.損益状況
【Non-Consolidated】【単体】

For the year ended (Millions of yen)

			March 31,2005(A)	(A)-(B)	March 31,2004(B)
Gross operating income	業務粗利益		207,290	3,656	203,634
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益（5勘定尻）)		217,563	3,213	214,350
Gross operating income from domestic operations	国内業務粗利益		202,491	6,910	195,581
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益（5勘定尻）)		212,319	5,788	206,531
Interest income	資金利益		165,689	1,833	163,856
Fees and commissions	役務取引等利益		31,197	2,412	28,785
Trading profits	特定取引利益		924	178	746
Other operating income	その他業務利益		4,680	2,487	2,193
(Of which,from gains or losses on government bonds and other bonds)	(うち国債等債券損益)		(9,827)	1,122	(10,949)
Gross operating income from international operations	国際業務粗利益		4,799	(3,253)	8,052
Excluding gains or losses on government bonds and other bonds (net	(除く国債等債券損益（5勘定		5,244	(2,575)	7,819
Interest income	資金利益		2,487	(614)	3,101
Fees and commissions	役務取引等利益		427	(59)	486
Trading profits	特定取引利益		(143)	(168)	25
Other operating income	その他業務利益		2,027	(2,412)	4,439
(Of which,from gains or losses on government bonds and other bonds)	(うち国債等債券損益)		(444)	(676)	232
Expenses(excluding extraordinary adjustments)	経費（除く臨時処理分）	(△)	85,171	(587)	85,758
Personnel	人件費	(△)	29,527	(1,957)	31,484
Facilities	物件費	(△)	49,323	599	48,724
Taxes	税金	(△)	6,320	771	5,549
Net business profit (before transfer to allowance for possible	業務純益（一般貸倒引当金繰入前）		122,118	4,243	117,875
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益（5勘定尻）)		132,391	3,800	128,591
① Transfer to allowance for possible loan losses	①一般貸倒引当金繰入	(△)	(4,640)	2,673	(7,313)
Net business profit	業務純益		126,759	1,571	125,188
(Of which, from gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts))	(うち国債等債券損益（5勘定尻）)		(10,272)	444	(10,716)
Unusual profits and losses	臨時損益		(30,540)	15,951	(46,491)
② Disposal of bad debts	②不良債権処理額	(△)	42,472	(1,248)	43,720
Net write-off of loans	貸出金償却	(△)	15,129	(8,828)	23,957
Net transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	23,324	7,264	16,060
Net losses on sales of non-performing loans	延滞債権等売却損	(△)	4,018	3,921	97
Others	その他	(△)	—	(3,604)	3,604
(Total credit costs (①+②))	(貸倒償却引当費用①+②)		37,832	1,426	36,406
Gains or losses on securities	株式等関係損益		13,256	12,712	544
Gains on sales of securities	株式等売却益		13,517	6,579	6,938
Losses on sales of securities	株式等売却損	(△)	65	(6,212)	6,277
Losses on devaluation of securities	株式等償却	(△)	195	79	116
Other unusual profits	その他の臨時損益		(1,324)	1,991	(3,315)
Ordinary profit	経常利益		96,218	17,521	78,697
Special gains and losses	特別損益		2,044	173	1,871
Gains or losses on sales of premises and equipment	動産不動産処分損益		(1,215)	(541)	(674)
Gains on sales of premises and equipment	動産不動産処分益		182	(204)	386
Losses on sales of premises and equipment	動産不動産処分損	(△)	1,397	336	1,061
Profits on bad debt recovered	償却債権取立益		3,043	(588)	3,631
Others	その他		216	1,300	(1,084)
Net income before income taxes	税引前当期純利益		98,263	17,694	80,569
Income taxes-current	法人税、住民税及び事業税	(△)	12,503	8,907	3,596
Income taxes-deferred	法人税等調整額	(△)	28,224	(1,338)	29,562
Net income	当期純利益		57,536	10,127	47,409

Disposal of bad debts (including profits on bad debt recovered)	実質不良債権処理額（償却債権取立益含む）	34,788	2,013	32,775

Note: The amount are presented in millions of yen and are rounded down to the nearest million.

【Consolidated】 **【連結】**

For the year ended (Millions of yen)

			March 31,2005(A)	(A)-(B)	March 31,2004(B)
Consolidated gross operating income	連結粗利益		214,694	4,174	210,520
Interest income	資金利益		168,444	1,346	167,098
Fees and commissions	役務取引等利益		37,770	3,115	34,655
Trading profits	特定取引利益		780	9	771
Other operating income	その他業務利益		7,699	(296)	7,995
Operating expenses	営業経費	(△)	87,290	(4,264)	91,554
Write-off loans cost	貸倒償却引当費用	(△)	45,328	3,294	42,034
Write-off of loans	貸出金償却	(△)	19,548	(8,280)	27,828
Transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	24,473	8,962	15,511
Transfer to allowance for possible loan losses	一般貸倒引当金繰入額	(△)	(3,948)	1,698	(5,646)
Other write-off loans cost	その他	(△)	5,255	914	4,341
Gains or losses on equity	株式等関係損益		15,155	13,450	1,705
Gains or losses on investment by equity	持分法による投資損益		491	121	370
Others	その他		(1,239)	(2,151)	912
Ordinary profit	経常利益		96,482	16,564	79,918
Special gains and losses	特別損益		3,292	171	3,121
Net income before income taxes and minority interests	税金等調整前当期純利益		99,775	16,735	83,040
Income taxes-current	法人税、住民税及び事業税	(△)	13,863	8,730	5,133
Income taxes-deferred	法人税等調整額	(△)	27,835	(1,826)	29,661
Minority interests in net income	少数株主利益	(△)	368	(432)	800
Net income	当期純利益		57,706	10,261	47,445

Disposal of bad debts (including profits on bad debt recovered)	実質不良債権処理額（償却債権取立益含む）	41,037	3,888	37,149

注：連結粗利益＝（資金運用収益－資金運用費用）＋（役務取引等収益－役務取引等費用）
＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

Note:Consolidated Gross Operating Income =(Gain on Fund Management − Fund Management Cost)＋(Gain on Fee and Commissions − Fees and Commissions Cost)＋(Gain on Trading profits − Trading Profits Cost)＋(Gain on Other Operating − Other Operating Cost)

(Reference) **(参考)**

For the year ended (Millions of Yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)
Consolidated net business profit	連結業務純益	122,075	1,826	120,249

注：連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋子会社経常利益
＋関連会社経常利益×持分割合—内部取引（配当等）

Note: Consolidated Net Business Profit = Non-Consolidated Net Business Profit (before transfer to allowance for possible loan losses)+ Ordinary profit of subsidiaries + Ordinary profit of affiliates ×share of stockholders equity − internal trade (dividend,etc)

(Number of Consolidated Subsidiaries) **(連結対象会社数)**

(Number of companies)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)
Number of consolidated subsidiaries	連結子会社数	10	0	10
Number of companies accounted for by the equity method	持分法適用会社数	1	0	1

2.Average Balance of Use and Source of Funds (Domestics)

２．資金平残（国内業務部門）

【Non-Consolidated】【単体】 For the year ended (Billions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Interest-earning assets	資金運用勘定	9,069.9	8.6	9,061.3	201.6	8,859.7
Loans and bills discounted	貸出金	7,640.0	28.8	7,611.2	126.8	7,484.4
Loans to individuals	個人貸出	3,188.7	193.4	2,995.3	270.0	2,725.3
Securities	有価証券	1,241.4	(77.6)	1,319.0	134.1	1,184.9
Bonds	債券	1,081.5	(40.8)	1,122.3	196.2	926.1
Stocks	株式	159.9	(36.7)	196.6	(62.2)	258.8
Interest-bearing liabilities	資金調達勘定	9,055.2	(37.0)	9,092.2	144.7	8,947.5
Deposits	預金	8,763.0	54.2	8,708.8	191.1	8,517.7
Deposit from individuals	個人預金	6,810.7	73.5	6,737.2	159.1	6,578.1
External liabilities	外部負債	108.1	(63.4)	171.5	(23.4)	194.9

(Reference)Includes international operation （参考）全店ベース For the year ended (Billions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Interest-earning assets	資金運用勘定	9,207.3	5.9	9,201.4	220.9	8,980.5
Loans and bills discounted	貸出金	7,648.9	25.3	7,623.6	119.6	7,504.0
Securities	有価証券	1,297.4	(107.9)	1,405.3	157.0	1,248.3
Interest-bearing liabilities	資金調達勘定	9,162.0	(39.7)	9,201.7	164.7	9,037.0
Deposits	預金	8,870.2	53.4	8,816.8	214.5	8,602.3
External liabilities	外部負債	109.5	(63.4)	172.9	(26.8)	199.7

3.Interest Margins (Domestics)

３．利回・利鞘（国内業務部門）

【Non-Consolidated】【単体】 For the year ended (%)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Yield on interest-earning assets (A)	資金運用利回 A	1.88	(0.01)	1.89	(0.06)	1.95
Loans and bills discounted	貸出金利回	2.02	(0.07)	2.09	0.01	2.08
Securities	有価証券利回	1.18	0.25	0.93	(0.48)	1.41
Yield on interest-bearing liabilities (B)	資金調達利回 B	0.05	(0.04)	0.09	(0.05)	0.14
Deposits and NCD	預金利回	0.01	(0.01)	0.02	(0.02)	0.04
External debt	外部負債利回	1.22	(0.80)	2.02	(0.12)	2.14
Operating expenses	経費率	0.92	(0.02)	0.94	(0.06)	1.00
Total funding cost (C)	資金調達原価 C	0.96	(0.04)	1.00	(0.11)	1.11
Yield spread (A)-(B)	資金運用調達利回差 A－B	1.83	0.03	1.80	(0.01)	1.81
Interest margin between loans and deposits	預貸金利鞘	1.08	(0.05)	1.13	0.09	1.04
Net interest margin (A)-(C)	総資金利鞘 A－C	0.92	0.03	0.89	0.05	0.84

(Reference) Includes international operation （参考）全店ベース For the year ended (%)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Yield on interest-bearing assets	資金運用利回	1.89	(0.02)	1.91	(0.07)	1.98
Loans and bills discounted	貸出金利回	2.02	(0.07)	2.09	0.01	2.08
Securities	有価証券利回	1.25	0.22	1.03	(0.47)	1.50
Yield on interest-bearing liabilities	資金調達利回	0.06	(0.03)	0.09	(0.07)	0.16
Deposits and NCD	預金利回	0.02	0.00	0.02	(0.02)	0.04
External debt	外部負債利回	1.22	(0.79)	2.01	(0.10)	2.11
Total funding cost	資金調達原価	0.98	(0.04)	1.02	(0.13)	1.15
Net interest margin	総資金利鞘	0.91	0.02	0.89	0.06	0.83

4.Gains or Losses on Investment Securities　　４．有価証券関係損益

①Gains or Losses on Bonds (Government Bond,etc)　　①国債等債券関係損益

【Non-Consolidated】　【単体】　For the year ended　(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Gains or losses on government bonds and other bonds (net profits on sales and redemption of bonds)	国債等債券損益（５勘定尻）	(10,272)	444	(10,716)	(6,117)	(4,599)
Gains on sales	売却益	2,049	(714)	2,763	(3,504)	6,267
Gains on redemption	償還益	8	(48)	56	17	39
Losses on sales	売却損	6,331	(3,556)	9,887	2,885	7,002
Losses on redemption	償還損	5,800	2,159	3,641	(190)	3,831
Losses on devaluation	償却	199	193	6	(66)	72

②Gains or Losses on Stocks　　②株式等損益

【Non-Consolidated】　【単体】　For the year ended　(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Gains or losses on equities (net profit on sales and devaluation)	株式等損益（３勘定尻）	13,256	12,712	544	30,082	(29,538)
Gains on sales	売却益	13,517	6,579	6,938	1,709	5,229
Losses on sales	売却損	65	(6,212)	6,277	4,732	1,545
Losses on devaluation	償却	195	79	116	(33,106)	33,222

(Reference)Outright Sales of Stocks　　（参考）株式の売切状況（取得原価ベース）

For the year ended　(Millions of yen)

		March 31,2005	March 31,2004	March 31,2003
Outright sales	株式売切額	11,619	63,820	14,882
As of 31 March 2005	期末株式残高	155,166	165,628	224,341

5.Gains or Losses from Valuation of Marketable Securities

５．有価証券の評価損益

①Valuation Standards of Investment Securities

①有価証券の評価基準

Trading securities	売買目的有価証券	Market Value Method(Valuation differences are appropriated to profit and loss)	時価法（評価差額を損益処理）
Held to maturity securities	満期保有目的の債券	Depreciation Cost Method	償却原価法
Other securities	その他有価証券	Market Value Method (Valuation differences are included directly into capital)	時価法（評価差額を全部資本直入）
Subsidiary and affiliate stock	子会社株式及び関連会社株式	Cost Method	原価法

②Gains or Losses from Valuation

②評価損益

【Non-Consolidated】　【単体】　(Millions of yen)

		March 31,2005(A)				March 31, 2004(B)		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held to maturity	満期保有目的	240	322	290	49	(82)	17	100
Other securities	その他有価証券	43,834	(8,054)	52,544	8,710	51,888	66,302	14,413
Stocks	株式	42,509	(6,603)	50,071	7,562	49,112	62,350	13,238
Bonds	債券	1,395	(722)	1,803	407	2,117	2,881	763
Others	その他	(70)	(728)	669	740	658	1,070	412
Total	合計	44,075	(7,731)	52,835	8,760	51,806	66,320	14,514
Stocks	株式	42,509	(6,603)	50,071	7,562	49,112	62,350	13,238
Bonds	債券	1,635	(400)	2,093	457	2,035	2,898	863
Others	その他	(70)	(728)	669	740	658	1,070	412

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between balance sheet amount and cost are recorded in the above table.

【Consolidated】　【連結】　(Millions of yen)

		March 31,2005(A)				March 31, 2004(B)		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held to maturity	満期保有目的	240	322	290	49	(82)	17	100
Other securities	その他有価証券	44,068	(7,819)	52,778	8,710	51,887	66,318	14,430
Stocks	株式	42,743	(6,368)	50,305	7,562	49,111	62,366	13,254
Bonds	債券	1,395	(722)	1,803	407	2,117	2,881	763
Others	その他	(70)	(728)	669	740	658	1,070	412
Total	合計	44,308	(7,497)	53,068	8,760	51,805	66,336	14,530
Stocks	株式	42,743	(6,368)	50,305	7,562	49,111	62,366	13,254
Bonds	債券	1,635	(400)	2,093	457	2,035	2,898	863
Others	その他	(70)	(728)	669	740	658	1,070	412

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は連結貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between consolidated balance sheet amount and cost are recorded in the above table.

6. Expenses and Employees　　６．経営合理化の状況

①Expenses　①経費の推移

【Non-Consolidated】【単体】　For the year ended　(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Personnel	人件費	29,527	(1,957)	31,484	(3,768)	35,252
Facilities	物件費	49,323	599	48,724	(495)	49,219
Of which, computer systems related	うちシステム関連経費	14,054	584	13,470	2,384	11,086
Taxes	税金	6,320	771	5,549	(47)	5,596
Expenses	経費	85,171	(587)	85,758	(4,310)	90,068

(Reference)　(参考)　(%)

OHR	ＯＨＲ	41.0	(1.1)	42.1	(4.1)	46.2

②Operating Expenses　②営業経費の内訳

【Non-Consolidated】【単体】　For the year ended　(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Salaries and allowance	給料・手当	24,571	(977)	25,548	(2,931)	28,479
Retirement allowance cost	退職給付費用	1,568	(4,685)	6,253	(2,998)	9,251
Welfare	福利厚生費	292	(22)	314	5	309
Depreciation	減価償却費	8,695	1,129	7,566	201	7,365
Rent of premises and equipment	土地建物機械賃借料	5,521	(744)	6,265	(1,282)	7,547
Building for repairing expense	営繕費	309	84	225	(16)	241
Stationery and supplies	消耗品費	1,245	53	1,192	45	1,147
Utilities	給水光熱費	1,288	(42)	1,330	(83)	1,413
Allowance of business trips	旅費	128	6	122	14	108
Cable and telex	通信費	1,099	13	1,086	(172)	1,258
Advertisement	広告宣伝費	631	(46)	677	(132)	809
Dues and membership, contribution, dinner and meeting	諸会費・寄付金・交際費	423	7	416	(1)	417
Taxes	租税公課	6,320	771	5,549	(47)	5,596
Others	その他	33,541	(174)	33,715	892	32,823
General expense	営業経費	85,638	(4,626)	90,264	(6,506)	96,770

③Employees and Officers　③人員の推移

【Non-Consolidated】【単体】　(Number of people)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Total employees	総人員	3,382	(49)	3,431	(438)	3,869
In-house employees	実働人員	2,826	(32)	2,858	(212)	3,070
Directors and auditors	役員	12	2	10	(1)	11
Executive officers	執行役員	9	2	7	0	7

④Branches　④店舗等の推移

《Domestic Branch》　《国内店舗数の推移》

【Non-Consolidated】【単体】　(Number of branches)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Full-banking branches	フルバンキング店舗	58	0	58	0	58
Functionally specialized outlets	機能特化店舗	130	0	130	5	125
Sub-branches	うち出張所	22	(4)	26	0	26
Total	店舗数	188	0	188	5	183
ATM locations	無人店舗数	355	10	345	33	312
Housing Loan Centers	住宅ローンセンター	26	(1)	27	1	26

《Overseas》　《海外拠点数の推移》

【Non-Consolidated】【単体】　(Number of branches)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Branches	支店	0	0	0	0	0
Sub-branches	出張所	0	0	0	0	0
Representative offices	駐在員事務所	4	0	4	0	4
Total	拠点数	4	0	4	0	4
Subsidiaries	現地法人	0	0	0	0	0

7. Net business profit　7．業務純益

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Net business profit(before transfer to allowance for possible loan losses)	業務純益（一般貸引繰入前）	122,118	4,243	117,875	13,019	104,856
As per employee (in thousands of yen)	職員一人当たり（千円）	42,969	3,201	39,768	7,584	32,184
Net business profit	業務純益	126,759	1,571	125,188	14,146	111,042
As per employee (in thousands of yen)	職員一人当たり（千円）	44,602	2,366	42,236	8,154	34,082

（注）「職員一人当たり利益」において、職員数は実働人員（出向者を除くベース）の平残を使用して算出しております。

(Note) In "Income per employee," the number of employees is calculated on the basis of the average of actual number of employees (excluding transferees).

8.Return On Equity　8．ROE

【Non-Consolidated】【単体】

For the year ended (%)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Net business profit(before transfer to allowance for possible loan losses) per shareholders' common equity	業務純益（一般貸引繰入前）ベース	23.17	(5.66)	28.83	(0.76)	29.59
Net income per shareholders' common equity	当期純利益ベース	10.91	(0.48)	11.39	7.45	3.94

9.Return On Assets　9．ROA

【Non-Consolidated】【単体】

For the year ended (%)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Net business profit (before transfer to allowance for possible loan losses) per total average assets	業務純益（一般貸引繰入前）ベース	1.24	0.04	1.20	0.12	1.08
Net income per total average assets	当期純利益ベース	0.58	0.10	0.48	0.33	0.15

10. Retirement Allowance　10．退職給付関連

①Projected benefits obligation　①退職給付債務残高

【Non-Consolidated】【単体】

(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	September 30,2003(C)
Projected benefits obligation	退職給付債務	72,909	4,931	67,978	(9,581)	77,559
(Discount rate)	（割引率）	2.0%	(0.5%)	2.5%	(0.0%)	2.5%
Plan assets	年金資産	63,935	2,073	61,862	14,354	47,508
Prepaid pension cost	前払年金費用	(28,871)	(2,493)	(26,378)	(4,400)	(21,978)
Unrecognized prior service cost	未認識過去勤務債務	(766)	3,068	(3,834)	(3,834)	—
Unrecognized net actuarial difference	未認識数理計算上の差異	38,611	2,282	36,329	(15,699)	52,028
Reserve for employees' retirement benefit	退職給付引当金	—	—	—	—	—

【Consolidated】【連結】

(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	September 30,2003(C)
Projected benefits obligation	退職給付債務	73,056	4,953	68,103	(9,577)	77,680

For the year ended

②Retirement Allowance Costs ②退職給付費用
【Non-Consolidated】 【単体】

(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Retirement allowance costs	退職給付費用	1,351	(7,113)	8,464	2,749	5,715
Employment costs	勤務費用	1,184	(125)	1,309	(923)	2,232
Interest costs	利息費用	1,693	(113)	1,806	(1,599)	3,405
Expected operation gains	期待運用収益	(1,760)	(390)	(1,370)	1,544	(2,914)
Prior service cost	過去勤務債務の費用処理額	(3,067)	(767)	(2,300)	(2,300)	－
Net actuarial loss	数理計算上の差異の費用処理額	2,846	(699)	3,545	459	3,086
Others	その他	454	(5,020)	5,474	5,568	(94)

(注) １６年３月期は、退職給付制度改定に伴う特別損失2,211百万円を含んでおります。
Note:Annual period of 2004 includes 2,211 million yen of extraordinary losses in accordance with revision in our retirement benefit scheme.

For the year ended

【Consolidated】 【連結】

(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Retirement allowance costs	退職給付費用	1,385	(7,125)	8,510	2,759	5,751

11. Diferred Tax Assets　１１．繰延税金資産

Tax effects of the items comprising net deferred tax assets and liabilities　**繰延税金資産・負債の主な発生原因別内訳**

【Non-Consolidated】 【単体】

(Billions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Allowance for possible loan losses	貸倒引当金	58.7	(22.1)	80.8	(22.8)	103.6
Write down of securities	有価証券有税償却	5.0	(4.1)	9.1	(3.0)	12.1
Net unrealized gain/(loss) on available-for-sale securities	その他有価証券評価差額金	－	－	－	(13.7)	13.7
Others	その他	10.1	2.1	8.0	(2.6)	10.6
Subtotal deferred tax assets (A)	繰延税金資産小計 A	74.0	(23.9)	97.9	(42.2)	140.1
Valuation allowance (B)	評価性引当額 B	(3.0)	(2.3)	(0.7)	(0.7)	－
Total deferred tax assets (A-B) (C)	繰延税金資産合計 (A+B) C	71.0	(26.1)	97.1	(43.0)	140.1
Net unrealized gain/(loss) on available-for-sale securities	その他有価証券評価差額金	17.8	(3.2)	21.0	21.0	－
Gains on placing trust for retirement benefits	退職給付信託設定益	7.1	0.0	7.1	0.1	7.0
Others	その他	3.6	2.4	1.2	0.3	0.9
Total deferred tax liabilities (D)	繰延税金負債合計 D	28.5	(0.9)	29.4	21.4	8.0
Net deferred tax assets (C-D)	繰延税金資産の計上額 (C-D)	42.5	(25.1)	67.6	(64.5)	132.1

Other deferred tax assets related to unrealized gain/(loss) on available-for-sale securities, excluding deferred tax liabilities	その他有価証券評価差額にかかる繰延税金負債（資産）を除く繰延税金資産	60.3	(28.4)	88.7	(29.7)	118.4

【Consolidated】 【連結】

(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Appropriation of deferred tax assets	繰延税金資産の計上額	48.7	(24.9)	73.6	(65.9)	139.5

Other deferred tax assets related to unrealized gain/(loss) on available-for-sale securities, excluding deferred tax liabilities	その他有価証券評価差額にかかる繰延税金負債（資産）を除く繰延税金資産	66.6	(28.1)	94.7	(30.9)	125.6

【参考】
当行は、「繰延税金資産の回収可能性の判断に関する監査上の取扱い（日本公認会計士協会監査委員会報告第66号）」第５項第１号における「例示区分②」（業績は安定しているが、期末における将来減算一時差異を十分に上回るほどの課税所得がない会社等）に該当しております。

[Reference]
The Bank falls under "Illustrated Segment②" (performance is stable but without taxable income that exceeds the temporary difference in future subtraction at the end of term) under paragraph 5, item 1 of "Accounting Treatment concerning Determination of Recoverability of Deferred Tax Assets (Japanese Institute of Certified Public Accountants, Audit Committee Report, No. 66)."

12.Capital Adequacy Ratio (Domestic Standards) 　　１２．自己資本比率（国内基準）

【Consolidated】 【連結】 (Billions of yen)

		As of March 31,2005(A)	(A)-(B)	As of March 31,2004(B)	(B)-(C)	As of March 31,2003(C)
(1)Capital adequacy ratio	(1) 自己資本比率 (5)÷	10.95 %	0.29 %	10.66 %	0.34 %	10.32 %
Tier I capital ratio	Tier I 比率(2)÷ (6)	8.39 %	0.99 %	7.40 %	1.04 %	6.36 %
(2)Tier I capital	(2) Tier I	528.9	39.8	489.1	66.0	423.1
[Reference]Amount equal to the deferred tax assets included in Tier I	[参考 TireIに含まれる繰延税金資産相当額]	[66.6]	[(28.1)]	[94.7]	[(44.8)]	[139.5]
Common stock	資本金	214.8	26.6	188.2	3.4	184.8
Of which, proferred stock (non-	うち非累積的永久優先株	−	(50.0)	50.0	0.0	50.0
Capital surplus	資本剰余金	176.4	26.6	149.8	3.6	146.2
Retained earnings	利益剰余金	158.0	11.1	146.9	40.4	106.5
Minority interests stockholders equity of affiliate companies	連結子会社の少数株主持分	3.4	(1.1)	4.5	(1.7)	6.2
The amount of unrealized gains or loss on securities	その他有価証券の評価差損	−	−	−	20.4	(20.4)
Treasury stock	自己株式	(22.8)	(22.5)	(0.3)	0.0	(0.3)
Others	その他	(1.0)	(1.0)	(0.0)	0.0	(0.0)
(3)Tier II capital	(3)Tier II	162.2	(54.8)	217.0	(47.1)	264.1
Allowance for possible loan losses	一般貸倒引当金	22.5	(4.6)	27.1	(6.9)	34.0
The amount of land revaluation excess includable as qualifying capital	自己資本に計上された土地再評価差額	24.6	(0.2)	24.8	(0.2)	25.0
Subordinated loans ,etc	負債性資本調達手段等	115.0	(49.9)	164.9	(40.0)	204.9
(4)Deductions	(4) 控除項目	1.2	0.0	1.2	0.4	0.8
(5)Owned Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) − (4)	689.9	(15.0)	704.9	18.6	686.3
(6)Risk-weighted Assets	(6) リスクアセット	6,299.8	(310.2)	6,610.0	(40.3)	6,650.3
Of which, on balanced	うちオンバランス	6,059.4	(340.8)	6,400.2	(43.9)	6,444.1
Of which, off balanced	うちオフバランス	240.3	30.6	209.7	3.5	206.2

【Non-Consolidated】 【単体】 (Billions of yen,%)

		As of March 31,2005(A)	(A)-(B)	As of March 31,2004(B)	(B)-(C)	As of March 31,2003(C)
(1)Capital adequacy ratio	(1) 自己資本比率 (5)÷	10.91 %	0.30 %	10.61 %	0.39 %	10.22 %
Tier I capital ratio	Tier I 比率(2)÷ (6)	8.42 %	1.03 %	7.39 %	1.11 %	6.28 %
(2)Tier I capital	(2) Tier I	527.7	41.7	486.0	74.4	411.6
[Reference]Amount equal to the deferred tax assets included in Tier I	[参考 TireIに含まれる繰延税金資産相当額]	[60.3]	[(28.4)]	[88.7]	[(43.4)]	[132.1]
Common stock	資本金	214.8	26.6	188.2	3.4	184.8
Of which, proferred stock (non-	うち非累積的永久優先株	−	(50.0)	50.0	0.0	50.0
Capital surplus	資本準備金	176.4	26.6	149.8	3.6	146.2
Other capital surplus	その他資本剰余金	0.0	0.0	−	−	−
Earned surplus reserve	利益準備金	38.3	1.0	37.3	1.4	35.9
Appropriated retained earnings	任意積立金	91.8	25.3	66.5	7.2	59.3
Unappropriated, retained earnings to be carried forward	次期繰越利益	29.0	(15.4)	44.4	38.6	5.8
The amount of unrealized gains or loss on securities	その他有価証券の評価差損	−	−	−	20.2	(20.2)
Treasury stock	自己株式	(22.8)	(22.5)	(0.3)	0.0	(0.3)
Others	その他	(0.0)	0.0	(0.0)	0.0	(0.0)
(3)Tier II capital	(3)Tier II	156.9	(54.9)	211.8	(47.5)	259.3
Allowance for possible loan losses	一般貸倒引当金	17.3	(4.6)	21.9	(7.3)	29.2
The amount of land revaluation excess includable as qualifying capital	自己資本に計上された土地再評価差額	24.6	(0.2)	24.8	(0.2)	25.0
Subordinated loans ,etc	負債性資本調達手段等	115.0	(49.9)	164.9	(40.0)	204.9
(4)Deductions	(4) 控除項目	0.8	0.0	0.8	0.0	0.8
(5)Owned Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) − (4)	683.8	(13.1)	696.9	26.8	670.1
(6)Risk-weighted Assets	(6) リスクアセット	6,265.4	(302.4)	6,567.8	13.8	6,554.0
Of which, on balanced	うちオンバランス	6,059.8	(337.7)	6,397.5	3.8	6,393.7
Of which, off balanced	うちオフバランス	205.6	35.4	170.2	10.0	160.2

E. LOANS AND OTHER ASSETS INFORMATION
E. 貸出金等の状況

1.Risk Managed Loan Information
1. リスク管理債権の状況

【Non-Consolidated】 【単体】 (Millions of yen)

Risk managed loans	リスク管理債権	March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Loans to customers in bankruptcy	破綻先債権額	7,294	(7,432)	14,726	(227)	14,953
Past due loans	延滞債権額	202,267	(31,529)	233,796	(25,770)	259,566
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	7,404	(649)	8,053	(7,137)	15,190
Restructured loans	貸出条件緩和債権額	41,291	(35,331)	76,622	(34,899)	111,521
Total	合計	258,258	(74,941)	333,199	(68,032)	401,231
(Amount of partial direct write-off)	(部分直接償却額)	113,512	(55,390)	168,902	(33,440)	202,342
Loans and bills discounted	貸出金残高（末残）	7,792,435	(156,500)	7,948,935	46,881	7,902,054

（注）リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amount of Risk-managed loan are presented after partial direct write-off.
（注）未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrude interest for non-performing loan are based on borrowers classification under the self-assesment guide lines.

【Non-Consolidated】 【単体】 (%)

Percentage against total loans and bills discounted	貸出残高比率	March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Loans to customers in bankruptcy	破綻先債権額	0.0	(0.1)	0.1	0.0	0.1
Past due loans	延滞債権額	2.5	(0.4)	2.9	(0.3)	3.2
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	0.0	(0.1)	0.1	0.0	0.1
Restructured loans	貸出条件緩和債権額	0.5	(0.4)	0.9	(0.5)	1.4
Total	合計	3.3	(0.8)	4.1	(0.9)	5.0

【Consolidated】 【連結】 (Millions of yen)

Risk managed loans	リスク管理債権	March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Loans to customers in bankruptcy	破綻先債権額	7,394	(7,558)	14,952	(298)	15,250
Past due loans	延滞債権額	193,675	(26,260)	219,935	(24,801)	244,736
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	7,404	(649)	8,053	(7,202)	15,255
Restructured loans	貸出条件緩和債権額	45,492	(37,382)	82,874	(36,143)	119,017
Total	合計	253,967	(71,848)	325,815	(68,444)	394,259
(Amount of partial direct write-off)	(部分直接償却額)	123,698	(54,862)	178,560	(36,393)	214,953
Loans and bills discounted	貸出金残高（末残）	7,790,062	(156,784)	7,946,846	113,817	7,833,029

（注）リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amount of Risk-managed loan are presented after partial direct write-off.
（注）未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrude interest for non-performing loan are based on borrowers classification under the self-assesment guide lines.

【Consolidated】 【連結】 (%)

Percentage of loans and bills discounted	貸出残高比率	March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Loans to customers in bankruptcy	破綻先債権額	0.0	(0.1)	0.1	0.0	0.1
Past due loans	延滞債権額	2.4	(0.3)	2.7	(0.4)	3.1
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	0.0	(0.1)	0.1	0.0	0.1
Restructured loans	貸出条件緩和債権額	0.5	(0.5)	1.0	(0.5)	1.5
Total	合計	3.2	(0.8)	4.0	(1.0)	5.0

2.Allowance for Possible Loan Losses　　2．貸倒引当金の状況

【Non-Consolidated】　【単体】　(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Allowance for possible loan losses	貸倒引当金	66,872	(10,281)	77,153	(6,171)	83,324
General allowance for possible loan losses	一般貸倒引当金	17,317	(4,640)	21,957	(7,314)	29,271
Specific allowance for possible loan losses	個別貸倒引当金	49,554	(5,641)	55,195	1,143	54,052
Specific allowance for certain overseas loans	特定海外債権引当勘定	−	−	−	−	−

【Consolidated】　【連結】　(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Allowance for possible loan losses	貸倒引当金	74,850	(9,447)	84,297	(6,754)	91,051
General allowance for possible loan losses	一般貸倒引当金	22,559	(4,622)	27,181	(6,865)	34,046
Specific allowance for possible loan losses	個別貸倒引当金	52,290	(4,825)	57,115	111	57,004
Specific allowance for certain overseas loans	特定海外債権引当勘定	−	−	−	−	−

3.Percentage of Allowance to Total Risk Managed Loans　　3．リスク管理債権に対する引当率

【Non-Consolidated】　【単体】　(%)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	44.8	(0.5)	45.3	2.5	42.8
After Partial Direct Write-Off	部分直接償却後	19.1	2.6	16.5	3.1	13.4
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	49.5	(0.1)	49.6	1.9	47.7
After Partial Direct Write-Off	部分直接償却後	25.8	2.7	23.1	2.4	20.7

【Consolidated】　【連結】　(%)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	47.6	0.2	47.4	2.3	45.1
After Partial Direct Write-Off	部分直接償却後	20.5	3.0	17.5	3.1	14.4
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	53.5	0.7	52.8	2.1	50.7
After Partial Direct Write-Off	部分直接償却後	29.4	3.6	25.8	2.8	23.0

4.Credits disclosed under the Financial Reconstruction Law **4．金融再生法開示債権**

【Non-Consolidated】 【単体】 (Millions of Yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	28,306	(15,511)	43,817	(6,862)	50,679
Doubtful claims	危険債権	182,887	(23,930)	206,817	(19,383)	226,200
Claims in need of special caution	要管理債権	48,696	(35,980)	84,676	(42,035)	126,711
Sub-total A	要管理債権以下 計 A	259,890	(75,420)	335,310	(68,280)	403,590
Claims in need of caution (excluding loan in need of special caution)	要管理債権以外の要注意先債権	708,526	(130,202)	838,728	(222,781)	1,061,509
Claims to normal borrowers (excluding in need of caution)	正常先債権	6,976,069	31,092	6,944,977	278,543	6,666,434
Sub-total	正常債権 計	7,684,595	(99,110)	7,783,705	55,762	7,727,943
Total B	合計 B	7,944,486	(174,530)	8,119,016	(12,518)	8,131,534

In need of special caution based on borrowers classification under the self-assessment guideline	要管理先債権	124,853	(53,014)	177,867	28,338	149,529
Percentage of credits in need of special caution or below A/B	要管理債権以下の割合 A/B (%)	3.2	(0.9)	4.1	(0.8)	4.9

【Consolidated】 【連結】 (Millions of Yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	31,966	(15,631)	47,597	(8,407)	56,004
Doubtful claims	危険債権	171,224	(18,678)	189,902	(16,788)	206,690
Claims in need of special caution	要管理債権	52,897	(38,031)	90,928	(43,344)	134,272
Sub-total C	要管理債権以下 計 C	256,088	(72,340)	328,428	(68,539)	396,967
Claims in need of caution (excluding loan in need of special caution)	要管理債権以外の要注意先債権	715,719	(132,378)	848,097	(224,669)	1,072,766
Claims to normal borrowers (excluding in need of caution)	正常先債権	7,038,776	20,207	7,018,569	317,685	6,700,884
Sub-total	正常債権 計	7,754,496	(112,171)	7,866,667	93,016	7,773,651
Total D	合計 D	8,010,584	(184,511)	8,195,095	24,476	8,170,619

In need of special caution based on borrowers classification under the self-assessment guideline	要管理先債権	130,364	(55,321)	185,685	27,020	158,665
Percentage of credits in need of special caution or below C/D	要管理債権以下の割合 C/D (%)	3.1	(0.9)	4.0	(0.8)	4.8

5.Coverage of credits disclosed under the Financial Reconstruction Law **5．金融再生法開示債権の保全状況**

【Non-Consolidated】 【単体】 (Millions of Yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Coverage amount A	保全額 A	218,206	(54,578)	272,784	(50,939)	323,723
Allowance for possible loan losses	貸倒引当金	55,473	(8,746)	64,219	(2,915)	67,134
Collateral and guarantees	担保保証等	162,733	(45,832)	208,565	(48,023)	256,588
Unrecoverable or valueless, doubtful, in need of special caution B	破産更正債権及びこれらに準ずる債権、危険債権、要管理先債権 計 B	336,047	(92,455)	428,502	2,094	426,408
Coverage ratio(%) A/B	保全率 (%) A/B	64.93	1.27	63.66	(12.25)	75.91

(Reference) Coverage of credits of borrowers classification **(参考) 債務者毎の保全率推移** (Millions of Yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Unrecoverable or valueless	破産更正債権及びこれらに準ずる債権	28,306	(15,511)	43,817	(6,862)	50,679
Allowance for possible loan losses	貸倒引当金	3,799	(1,397)	5,196	(1,113)	6,309
Collateral and guarantees	担保保証等	24,506	(14,114)	38,620	(5,749)	44,369
Coverage ratio(%)	保全率 (%)	100.00	0.00	100.00	0.00	100.00
Doubtful	危険債権	182,887	(23,930)	206,817	(19,383)	226,200
Allowance for possible loan losses	貸倒引当金	45,585	(4,186)	49,771	2,244	47,527
Collateral and guarantees	担保保証等	107,423	(5,932)	113,355	(24,616)	137,971
Coverage ratio(%)	保全率 (%)	83.66	4.79	78.87	(3.13)	82.00
In need of special caution based on borrowers classification under the self-assessment	要管理先債権	124,853	(53,014)	177,867	28,338	149,529
Allowance for possible loan losses	貸倒引当金	6,088	(3,162)	9,250	(4,047)	13,297
Collateral and guarantees	担保保証等	30,802	(25,787)	56,589	(17,659)	74,248
Coverage ratio(%)	保全率 (%)	29.54	(7.47)	37.01	(21.53)	58.54

RESERVE COVERAGE RATIO・TOTAL COVERAGE RATIO 引当率・保全率

【Non-consolidated】 【単体】

(Billions of yen)

Borrowers classification under the self-assessment guide lines 自己査定における債務者区分		Claims disclosed under the Financial Revitalization Law 金融再生法に基づく開示債権	Categories 分類				Allowance 引当金	Allowance coverage ratio 引当率	Total coverage ratio 保全率
			No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類			
Legal bankruptcy 破綻先 7.5 (△7.5) / Virtual bankruptcy 実質破綻先 20.7 (△8.0)		Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 28.3 (△15.5)	Covered by Allowance, collaterals and guarantees 引当金・担保・保証等による保全部分 9.4 (△7.7)	18.8 (△7.8)	Entirely reserved 全額引当 0.0 (0.0)	Entirely reserved, or direct write-off 全額償却・引当 0.0 (0.0)	3.7	100%	100%
Possible bankruptcy 破綻懸念先 182.8 (△24.0)		Doubtful 危険債権 182.8 (△24.0)	Covered by allowances, collaterals and guarantees 引当金・担保・保証等による保全部分 68.8 (△3.0) [23.2]	84.1 (△7.2) [84.1]	Partially reserved 必要額を引当 29.8 (△13.9) [75.4]		45.5	60.40%	83.66%
In need of caution 要注意先 757.2 (△166.2)	In need of special caution 要管理先 124.8 (△53.0)	In need of special caution 要管理債権 48.6 (△36.0)	Covered by collateral (担保) 30.8 Non-covered (信用) 94.0 5.2 (4.6)	119.5 (△48.5)	※[ ]: Classified loans before reserve ※[ ]内の計数は引当前の分類額		6.0	6.47%	29.54%
	Other than in need of special caution 要管理先以外の要注意先 632.3 (△113.2)	Normal 正常債権 7,684.5 (△99.2)	226.2 (△45.7)	406.1 (△67.4)			5.3	0.83%	
Normal 正常先 6,976.0 (31.1)			6,976.0 (31.1)				5.9	0.08%	

Total 合計	Total 合計	No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Total 合計	Total coverage ratio
7,944.4	7,944.4	7,285.8	628.7	29.8	0.0	66.8	64.93%
(△174.6)	(△174.6)	(△29.9)	(△130.8)	(△13.8)	(0.0)		
100.0%		91.7%	7.9%	0.4%	0.0%		

※ ( ) : Amount of increase compared with that of March 31,2004
※ (△) : Amount of decrease compared with that of March 31,2004
※ ( ) 内の計数は１６年３月期比増減額を表示しております。

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS

資産内容の開示における各種基準の比較

(Billions of yen)

【Non-consolidated】【単体】

Borrowers classification under the self-assessment guide lines 自己査定における債務者区分 (Credit exposures) (対象：総与信)		Claims disclosed under the Financial Revitalization law 金融再生法に基づく開示債権 (Credit exposures) (対象:総与信)	(Loans only) (うち貸出金)		Risk-managed loans under the Banking law リスク管理債権 (Object: Loans) (対象：貸出金)
Legal bankruptcy 破綻先 7.5		Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 28.3	26.9	7.2	Loans to customers in bankruptcy 破綻先債権 7.2
Virtual bankruptcy 実質破綻先 20.7				19.6	Past due loans 延滞債権 202.2
Possible bankruptcy 破綻懸念先 182.8		Doubtful 危険債権 182.8	182.5		
In need of caution 要注意先 757.2	In need of special caution 要管理先 124.8	In need of special caution 要管理債権 48.6 (※)	48.6	7.4	Accruing loans cotractually past due 3 months or more 3カ月以上延滞債権 7.4
				41.2	Restructuered loans 条件緩和債権 41.2
		Sub total 小計 259.8	Sub total 小計 258.2		Total 合計 258.2
	Other than in need of special caution 要管理先以外の要注意先 632.3	Normal 正常債権 7,684.5	7,534.1		
Normal 正常先 6,976.0					
Total 合計 7,944.4		Total 合計 7,944.4	Total 合計 7,792.4		

(※) 要管理債権は貸出金のみ

(※) Loans only

6 Off-balanced credits

6．オフバランス化の状況

【Non-Consolidated】

【単体】

①The amount of doubtful claims or below, under the financial reconstruction low

①危険債権以下（金融再生法基準）の債権残高

(Billions of Yen)

		March 31,2005	1 Apr 04-30 Mar 05 (A)-(B)	Increase (A)	Amount off-balanced (B)	March 31,2004
Unrecoverable or valueless credits	破産更正債権及びこれらに準ずる債権	28.3	(15.5)	8.4	23.9	43.8
Doubtful claims	危険債権	182.8	(24.0)	59.2	83.1	206.8
Total	合計	211.1	(39.5)	67.6	107.1	250.6

		March 31,2004	1 Apr 03-31 Mar 04 (A)-(B)	Increase (A)	Amount off-balanced (B)	March 31,2003
Unrecoverable or valueless credits	破産更正債権及びこれらに準ずる債権	43.8	(6.8)	10.2	17.1	50.6
Doubtful credits	危険債権	206.8	(19.4)	40.0	59.4	226.2
Total	合計	250.6	(26.2)	50.3	76.5	276.8

		March 31,2003	1 Apr 02-31 Mar 03 (A)-(B)	Increase (A)	Amount off-balanced (B)	March 31,2002
Unrecoverable or valueless credits	破産更正債権及びこれらに準ずる債権	50.6	(34.0)	11.2	45.2	84.6
Doubtful credits	危険債権	226.2	(21.1)	66.8	88.0	247.3
Total	合計	276.8	(55.2)	78.1	133.2	332.0

②Progress of Off-balancing

②オフバランス化の実績

(Billions of Yen)

			For the year ended March 31,2005	For the year ended March 31,2004	For the year ended March 31,2003
Final disposal of NPLs (Non-performing Loan) by Liquidation	清算型処理	(△)	0.1	1.9	0.4
Final disposal of NPLs (Non-performing Loan) by restructuring	再建型処理	(△)	8.9	22.4	5.3
Improvement in debtor's business performance due to restructuring	再建型処理に伴う業況改善	(△)	–	–	–
Securitization	債権流動化	(△)	34.2	44.2	54.2
Direct write-offs	直接償却	(△)	15.8	(57.3)	(5.8)
Other	その他	(△)	47.9	65.3	79.1
Collection / repayment, etc	回収・返済等	(△)	27.9	58.4	65.0
Improvement in Debtors' performance	業況改善	(△)	19.9	6.8	14.0
Total	合計	(△)	107.1	76.5	133.2

7.The states of bankruptcy due to classification of loan categories

7. 格付別倒産状況

【Non-Consolidated】

【単体】

①Internal rating 1year before bankruptcies

①倒産1年前の行内格付

(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	For the year ended March 31,2005		For the year ended March 31,2004		For the year ended March 31,2003	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	–	0	–	0	–
Category Ⅴ	Ⅴ	2	1.2	0	–	0	–
Category Ⅵ	Ⅵ	0	–	1	0.0	0	–
Category Ⅶ	Ⅶ	2	0.3	3	0.9	5	0.8
Category Ⅷ	Ⅷ	2	1.2	2	1.9	11	2.7
Category Ⅸ	Ⅸ	11	3.0	17	3.5	27	8.9
Category Ⅹ	Ⅹ	0	–	0	–	4	2.6
Category ⅩⅠ	ⅩⅠ	4	1.6	13	21.3	8	6.6
Category ⅩⅡ	ⅩⅡ	6	4.3	4	1.7	10	19.8
No rating	格付なし	2	0.1	7	1.1	3	0.3

②The classification of loan categories in half year ago

②倒産半期前の行内格付

(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	For the year ended March 31,2005		For the year ended March 31,2004		For the year ended March 31,2003	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	–	0	–	0	–
Category Ⅴ	Ⅴ	1	0.9	1	0.0	0	–
Category Ⅵ	Ⅵ	1	0.2	0	–	0	–
Category Ⅶ	Ⅶ	1	0.1	4	0.9	2	0.5
Category Ⅷ	Ⅷ	2	1.2	6	3.3	11	2.1
Category Ⅸ	Ⅸ	12	2.1	14	2.5	24	8.3
Category Ⅹ	Ⅹ	0	–	0	–	1	0.2
Category ⅩⅠ	ⅩⅠ	2	1.0	10	1.9	7	2.2
Category ⅩⅡ	ⅩⅡ	9	6.1	11	21.9	21	28.1
No rating	格付なし	1	0.0	1	0.0	2	0.2

（注）1. 小口の与信（与信額５０百万円未満）は除いております。

(Note 1) Bankruptcies with credit amount less than 50 million yen are excluded.

（注） 2金額は与信ベースであります。

(Note 2) The amounts are based on credit.

8. Loan portfolio　8. 業種別貸出状況等

①Classification of loans by type of industry　①業種別貸出金

【Non-Consolidated】【単体】 (Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	7,792,435	(154,698)	7,947,133	47,736	7,899,397
Manufacturing	製造業	826,786	(160,574)	987,360	(111,272)	1,098,632
Agriculture	農業	7,456	(947)	8,403	(128)	8,531
Forestry	林業	89	38	51	(4)	55
Fishery	漁業	2,935	(403)	3,338	205	3,133
Mining	鉱業	4,344	(3,245)	7,589	(610)	8,199
Construction	建設業	325,952	(89,604)	415,556	(49,763)	465,319
Electric power gas, heat supply and water supply	電気・ガス・熱供給・水道業	11,255	(2,838)	14,093	(2,450)	16,543
IT and telecommunication	情報通信業	41,041	(7,259)	48,300	(2,679)	50,979
Transportation	運輸業	343,180	(22,253)	365,433	12,547	352,886
Wholesale and retail	卸売・小売業	627,036	(153,405)	780,441	(31,110)	811,551
Finance and insurance	金融・保険業	408,970	101,299	307,671	(62,329)	370,000
Real estate	不動産業	868,345	(13,947)	882,292	58,260	824,032
Services	各種サービス業	832,536	(53,580)	886,116	(40,444)	926,560
Local governments	地方公共団体	82,535	11,524	71,011	1,514	69,497
Others	その他	3,409,972	240,496	3,169,476	275,998	2,893,478

②Classification of Risk Managed Loans by type of industry　②業種別リスク管理債権

【Non-Consolidated】【単体】 (Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	258,258	(74,941)	333,199	(67,746)	400,945
Manufacturing	製造業	20,024	(18,680)	38,704	(7,385)	46,089
Agriculture	農業	547	481	66	(143)	209
Forestry	林業	51	51	—	—	—
Fishery	漁業	385	(52)	437	(15)	452
Mining	鉱業	—	(45)	45	(46)	91
Construction	建設業	31,215	(1,206)	32,421	(9,114)	41,535
Electric power gas, heat supply and water supply	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	1,063	(486)	1,549	467	1,082
Transportation	運輸業	1,810	(1,163)	2,973	(2,884)	5,857
Wholesale and retail	卸売・小売業	21,426	(18,436)	39,862	(16,468)	56,330
Finance and insurance	金融・保険業	16,652	(5,084)	21,736	(4,907)	26,643
Real estate	不動産業	73,115	(24,652)	97,767	(23,303)	121,070
Services	各種サービス業	39,167	(4,503)	43,670	(5,944)	49,614
Local governments	地方公共団体	—	—	—	—	—
Others	その他	52,798	(1,165)	53,963	1,996	51,967

③Classification of credits disclosed under the Financial Reconstruction Law by type of industry　③業種別金融再生法開示債権

【Non-Consolidated】【単体】 (Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	259,890	(75,420)	335,310	(67,994)	403,304
Manufacturing	製造業	20,059	(18,831)	38,890	(7,380)	46,270
Agriculture	農業	589	465	124	(101)	225
Forestry	林業	51	51	—	—	—
Fishery	漁業	385	(52)	437	(15)	452
Mining	鉱業	—	(45)	45	(46)	91
Construction	建設業	31,333	(1,257)	32,590	(9,039)	41,629
Electric power gas, heat supply and water supply	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	1,064	(487)	1,551	467	1,084
Transportation	運輸業	1,818	(1,158)	2,976	(2,882)	5,858
Wholesale and retail	卸売・小売業	21,619	(18,488)	40,107	(16,516)	56,623
Finance and insurance	金融・保険業	17,081	(5,179)	22,260	(4,949)	27,209
Real estate	不動産業	73,276	(24,615)	97,891	(23,304)	121,195
Services	各種サービス業	39,332	(4,559)	43,891	(6,106)	49,997
Local governments	地方公共団体	—	—	—	—	—
Others	その他	53,278	(1,263)	54,541	1,876	52,665

（注）要管理債権以下の債権を対象としております。

Note: Credits in the category of unrecoverable or valueless, doubtful or in need of special caution are classfied in the above table.

④Loans to small and medium-sized businesses and Percentage to total domestic loans **④中小企業等貸出残高および貸出比率**

【Non-Consolidated】 **【単体】**

(Millions of yen、%)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Loans to small and medium-sized businesses,etc	中小企業等貸出残高	6,198,219	(403,641)	6,601,860	180,234	6,421,626
As a percentage of total domestic loans	中小企業等貸出比率	79.5	(3.5)	83.0	1.8	81.2

⑤Individuals loan **⑤消費者ローン残高**

【Non-Consolidated】 **【単体】**

(Millions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Individuals	消費者ローン残高	3,249,404	96,276	3,153,128	275,615	2,877,513
Residential loans	住宅系ローン	2,933,308	99,477	2,833,831	277,652	2,556,179
Housing loans	住宅ローン	1,949,591	61,159	1,888,432	219,395	1,669,037
Apartment loans	アパートローン	983,717	38,318	945,399	58,257	887,142
Other individual loans	その他のローン	316,096	(3,201)	319,297	(2,037)	321,334

9.Loans to Entities Overseas by Country 9．国別貸出状況等

①Certain Overseas Loans **①特定海外債権残高**

Not applicable 該当ありません

②Loans to certain areas **②地域別貸出金残高**

【Non-Consolidated】 **【単体】**

(Millions of Yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Loans to Asian countries	アジア向け	2,587	(203)	2,790	(2,072)	4,862
Risk-managed loans	うちリスク管理債権	998	1	997	711	286
Loans to Latin America	中南米向け	2,115	292	1,823	(696)	2,519
Risk-managed loans	うちリスク管理債権	—	—	—	—	—
Loans to Russia	ロシア向け	—	—	—	—	—
Risk-managed loans	うちリスク管理債権	—	—	—	—	—

10. Loans and Deposits　　１０．預金、貸出金の残高

①Balances of Loans and deposits　①預金・貸出金の末残・平残

【Non-Consolidated】　【単体】　(Billions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Deposits (outstanding balance)	預金（末残）	9,286.5	132.2	9,154.3	(220.0)	9,374.3
Deposits (average balance)	預金（平残）	8,870.2	53.4	8,816.8	214.5	8,602.3
Loans and bills discounted (outstanding	貸出金（末残）	7,792.4	(156.5)	7,948.9	46.9	7,902.0
Loans and bills discounted (average balance)	貸出金（平残）	7,648.9	25.3	7,623.6	119.6	7,504.0

②Breakdown of depositors' categories　②預金者別預金末残

（特別国際金融取引勘定を除く国内店分）

【Non-Consolidated】　【単体】　(Billions of yen)

		March 31,2005(A)	(A)-(B)	March 31,2004(B)	(B)-(C)	March 31,2003(C)
Corporation	法人	1,727.7	(289.6)	2,017.3	(42.4)	2,059.7
Of which liquidity deposit	うち流動性預金	1,371.6	(267.4)	1,639.0	(32.2)	1,671.2
Of which term deposit	うち定期性預金	297.8	(16.7)	314.5	(25.3)	339.8
Individuals	個人	6,879.0	93.9	6,785.1	63.8	6,721.3
Of which liquidity deposit	うち流動性預金	4,006.3	206.4	3,799.9	283.8	3,516.1
Of which term deposit	うち定期性預金	2,807.2	(114.6)	2,921.8	(218.2)	3,140.0
Local Public	公金	540.8	300.4	240.4	(175.6)	416.0
Of which liquidity deposit	うち流動性預金	465.4	255.5	209.9	(168.2)	378.1
Of which term deposit	うち定期性預金	0.9	(0.3)	1.2	(0.4)	1.6
Financial institutions	金融	138.9	27.6	111.3	(65.9)	177.2
Of which liquidity deposit	うち流動性預金	96.6	19.7	76.9	(35.9)	112.8
Of which term deposit	うち定期性預金	6.6	1.4	5.2	2.0	3.2
Total	合計	9,286.5	132.2	9,154.3	(220.0)	9,374.3
Of which liquidity deposit	うち流動性預金	5,940.1	214.3	5,725.8	47.4	5,678.4
Of which term deposit	うち定期性預金	3,112.7	(130.1)	3,242.8	(241.9)	3,484.7

(注) 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
定期性預金＝定期預金＋定期積金

(Note) Lliquidity deposits = current deposits + ordinary deposits + savings deposits + call deposits
Term deposits = time deposits + periodical deposits

RECEIVED
2005 JUN 15 A 8:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 28, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: The state of progress of the Plan for Reinforcement of Functions of Relationship Banking.

The Bank of Yokohama, Ltd (Chairman, President and CEO Sadaaki Hirasawa) present in following report an outline of out findings on the state of progress of the Bank up to March 2005, based on our Plan for Reinforcement of Functions of Relationship Banking which was drawn up August 2003.

Overall Progress and Its Evaluation

1. On Efforts from FY03 to FY04

We have, as is stated below, focused on realization of its plan since the development of the "Plan for Reinforcement of Function," as of August 2003. In FY03, we mainly undertook the introduction of new services and system improvements and human resource development. In FY04, we were successful in accomplishing our goals in a number of areas throughout the entire period of intensive improvement, by implementing measures based on previous efforts.

With respect to reinforcement of functions for supporting the start up of business and new businesses, we have made the most of external institutions, including promotion of the use of training seminars sponsored by the Regional Banks Association of Japan and Small and Medium Sized Enterprise Center and continuous participation in "TSUNAMI," a venture business support organization. We have also achieved satisfactory results exceeding the initial plan with respect to "Intellectual Property Right Financing," which we started to administer in FY03. Regarding strengthening of the financing examination system, the "credit analysis" whom we have newly assigned in the first half of FY04 provided professional branches, and we have thus aimed at strengthening our ability to examine and negotiate financing of the operating offices.

With respect to reinforcement of business consulting and support functions to our client companies, we have continued to strengthen our efforts with thorough information and public relation activities for business matching services as well as commencing full-fledged development of business matching services based on contracts in FY03, and have increased the degree of our achievements in contracts. In FY03, we conducted a survey on business challenges of corporate clients to exploit an expansion in business opportunities.

With respect to normalization of loans in need of caution, in addition to previous efforts, we have further improved our system by clarifying policies for support in management improvements and granting incentives to operating offices. We were able to yield results in terms of improving and maintaining categories of debtors in relation to the eighty (80) clients and maintaining categories of debtors in relation to one hundred and fifty (150) clients out of three hundred and seventeen (317) clients for which we had to focus on normalization through implementation of management improvement support measures and thorough progress management.

Regarding efforts at early rehabilitation of business, we have received a license for a rehabilitative plan with respect to pre-package type business rehabilitation, as well as implementing a reconstruction support plan by making use of debt equity swaps and conducting DIP financing. We also dispatched personnel to the "Kanagawa Small and Medium Sized Enterprise Rehabilitation Support Council," which was organized in FY03 to develop a management improvement plan, and within the Bank, we have aimed at human resource development for enterprise rehabilitation support by conducting training for human development.

With respect to new efforts for managed financing to small and medium sized enterprises, we have proactively handled a new financing instruments, the "Super Business Loan" and "Value Fund," which do not depend excessively on security and guarantee, as well as private offerings and syndicated loans. We have also realized implementation of a PFI case and participation in municipal CLOs. We also achieved success with a product for TKC members, "TKC Strategic Management Executive Loan."

Regarding improvement of an explanation system for customers and reinforcement of consulting and complaint management functions, we have conducted revision of internal regulations and internal training based on the objectives of the "Business Guidelines" revision and also improved our monitoring system to make swift and appropriate responses to complaints. In addition, we have focused on thorough compliance by strengthening the efforts of "notification of questionable transactions" and modifying our business to cut off relations with anti-social groups.

With regard to efforts for securing soundness and improvement in profitability, we have carried out appropriate self-assessment and depreciation and reserves, based on the objectives of the "Financial Inspection Manual" and "Business Guidelines," as well as tightening of verification in real estate security evaluations toward a more precise and advanced credit risk management. In addition, we have also achieved stronger collaboration between our internal rating system and self-assessment. In the field of disclosure regarding regional contributions, we have conducted announcements and publicity in publications and enhancement of disclosed contents.

2. Evaluation on Progress from FY03 to FY04

As regards the progress of the Functional Reinforcement Plan so far, as was stated in the above, the Bank has responded mainly by introduction of services and system improvements in FY03, and from FY03 to FY04, we could achieve our specific results. Among these, with respect to normalization of loans in need of caution, we were able to improve management through maintaining and improving our categories of debtors by strengthening the efforts of management support. We have also partly realized efforts for our support scheme, including pre-package type business rehabilitation, use of external institutions such as RCC and debt equity swaps, etc., which were responses to early business rehabilitation. In addition, we have broadly responded to fund needs from the region through our Super Business Loan, private offerings, syndicated loans and participation in municipal CLOs, etc. On the other hand, we have emphasized improvement of our explanation system to customers and enhancement of consulting and complaint management functions. As regards treatment of disclosure, we also made efforts to improve disclosed contents in terms of quality and quantity, so that we may receive the understanding of customers in the region.

As for the future, we will further deepen our efforts that we have engaged in over the last two years. Specifically, we will make a wholehearted effort to contribute to the development of the regional economy with thorough implementation of strategies as a regional financing institution and provision of high quality financial services just as before.

File No. 82-34814
Exhibit A-2

MAY 24, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Information Disclosure concerning Regional Contributions.

The Bank of Yokohama, Ltd. (Chairman and President and Sadaaki Hirasawa) has made information disclosure concerning regional contributions based on the "Plan for Reinforcement of Functions of Relationship Banking," which was formulated in August 2003. Accordingly, this is hereby announced.

〔Contributions to the Regional Community Aimed at by the Bank〕

By promoting system improvements toward smoother finance in the region, securing soundness, improvements in sales and profit earning capacity, we aim at ensuring our position as a sound financial institution, which will provide added value and actively contribute to the regional economy and society.
As the soundness and profit earning capacity of the Bank is closely related to regional economic conditions, we will play a part in the revitalization of the regional economy by further deepening and developing the efforts we have previously made, including support for business start-ups and venture businesses, management consulting and assistance and business rehabilitation.

May 24, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Announcement on Stock Option (Stock Acquisition Rights)

The Bank, at the board of directors' meeting held on May 24, 2005, under the provisions of the Commercial Code, Article 280-20 and Article 280-21, adopted a resolution to propose to the 144th general meeting of shareholders to be held on June 28, 2005 a resolution for approval to issue stock acquisition rights to directors and employees of the Bank as stock options.

1. Reasons for requiring issuance of stock acquisition rights under particularly favorable conditions to those who are not shareholders.

In order to improve the motivation and morale of the directors and employees of the Bank toward better performance and to secure long-term improvement in performance, we will issue without consideration to the directors and employees of the Bank the stock acquisition rights to the directors and employees of the Bank as described in clause 2. "The Guidelines of Issuance of Stock Acquisition Rights," under the Commercial Code, Article 280-20 and Article 280-21.

2. Guidelines of Issuance of Stock Acquisition Rights

(1) Type and Number of Shares to be the Stock Acquisition Rights

The upper limit shall be 4,674,000 shares of common stock.

In this regard, in the case of executing a stock split or reverse split of shares after the issuance of the stock acquisition rights, the number of stocks shall be adjusted in accordance with the following formula. Provided, however, that such adjustment shall be made in the number of shares to be the stock acquisition rights not exercised as of the date of adjustment out of the stock acquisition rights and fractions less than one share resulting from the adjustment shall be rounded down.

Number of shares after adjustment = number of shares before adjustment × ratio of split or reverse split

In addition to the above, in the event that the causes for adjustment of the paid-up amount per share arise as set forth in paragraph (4) below, we will make adjustment of the number of shares as deemed necessary.

(2) Number of Stock Acquisition Rights

The upper limit of the number shall be 4,674 units.

In this regard, the number of shares to be one (1) unit of the stock acquisition rights shall be 1,000 shares of common stock of the Bank and these shall be issued to the directors of the Bank who are in office at the time of the closing of the general meeting of shareholders to be held on June 28, 2005 up to 800 units and to the employees of the Bank up to 3,874 units (provided, that if the adjustment of the number of shares set forth in paragraph (1) above is made, the same adjustment shall apply).

Number of stock acquisition rights to be allocated to each qualified person shall be determined by the board of directors of the Bank.

(3) Issue Price of Stock Acquisition Rights

It shall be without consideration.

(4) Amount to be paid-up in Exercising each Stock Acquisition Rights

Exercise of each stock acquisition rights shall be made at the amount obtained by multiplying the paid-up amount per share by the number of shares per one stock acquisition rights set forth in paragraph (2) above.

Paid-up amount per share shall be the amount obtained by multiplying the average (excluding the days without a closing price) of the closing prices of each day that the common stocks of the Bank are traded on the Tokyo Stock Exchange for the period between the first day to the thirtieth (30th) trading day (excluding the days without a closing price) during the forty-five (45) trading days (excluding days without a closing price) that end on the date of issuing the stock acquisition rights by 1.05 (fractions less than one (1) yen shall be rounded up).

Provided, that if the said amount is lower than the closing price of the previous day of the date of issuance of the stock acquisition rights (if no closing price is recorded, the closing price on the most recent preceding day), it shall be the said closing price.

In this regard, in the case of executing a stock split or reverse split of stocks after the issuance of the stock acquisition rights, the paid-up amount shall be adjusted in accordance with the following formula and fractions less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Paid-up amount after adjustment} = \text{paid-up amount before adjustment} \times \frac{1}{\text{ratio of split or reverse split}}$$

In the case of issuing new common stocks at a price lower than the market price or retiring of treasury stocks (excluding the exercise of the stock acquisition rights and the exercise of the preemptive rights granted under the previous Commercial Code, Article 280-19, before the revision as of April 1, 2002) after the issuance date of the stock acquisition rights, the paid-up amount shall be adjusted in accordance with the following formula and fractions less than one (1) yen resulting from the adjustment shall be rounded up.

$$\text{Paid-up amount after adjustment} = \text{paid-up amount before adjustment} \times \frac{\text{number of outstanding shares} + \dfrac{\text{number of new shares to be issued} \times \text{paid-up amount per share}}{\text{market price}}}{\text{number of outstanding shares} + \text{number of new shares to be issued}}$$

In the above formula the "number of outstanding shares" shall be the number subtracting the number of treasury stocks held by the Bank from the total number of outstanding shares of the Bank and if retirement of treasury stocks are made, the "number of new shares to be issued" shall read as the "number of treasury stocks to be retired."

In the event that unavoidable causes arise, which require adjustment of the paid-up amount by reason of a capital decrease or merger or spin-off, etc., of the Bank, the paid-up amount shall be adjusted to the extent reasonable, taking into consideration the conditions for the capital decrease, merger or spin-off, etc.

(5) Period for Exercise of the Stock Acquisition Rights

It shall be from June 29, 2007 to June 28, 2015.

(6) Conditions for Exercise of the Stock Acquisition Rights

A. Holders of the stock acquisition rights may exercise the stock acquisition rights after they have lost their status as directors or employees of the Bank. In the event that the holders of the stock acquisition rights have died, successors may exercise the said right; provided, however, that in any case, it shall be subject to the conditions provided for in the application form for the stock acquisition rights and contract on allocation of the stock acquisition rights (as defined hereinafter).

B. In addition, the conditions for exercising the right shall be in accordance with the provisions of the application form for the stock acquisition rights and contract on allocation of the stock acquisition rights to be entered into between the Bank and those who are allocated the stock acquisition rights (hereinafter referred to as the "Application Form for the Stock Acquisition Rights and Contract on Allocation of the Stock Acquisition Rights") on the basis of the resolutions of the general meeting of shareholders and the board of directors.

(7) Retirement of the Stock Acquisition Rights

This stock acquisition rights may be retired if the conditions for exercising the right are no longer satisfied. In such an event, the said stock acquisition rights shall be retired without consideration.

(8) Restrictions on Transfer of the Stock Acquisition Rights

For the transfer of the stock acquisition rights, the approval of the board of directors of the Bank shall be required.

May 23, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: Chairman, President and CEO Sadaaki Hirasawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Changes of Representative Directors and Officers

The Bank of Yokohama (Chairman, President & CEO, Sadaaki Hirasawa) will change the Representative Directors and Officers as follows.

1. Changes of Representative Directors
2. Changes of Officers

1. Changes of Representative Directors

(Reassignment set forth below is also described in "2. Changes of Officers ")

(1) Reasons for Changes

As of June 1, 2005, current Director and Managing Executive Officer, Shinobu Suzuki will be newly appointed as Representative Director

As of June 28, 2005, Tadashi Ogawa will be appointed as President.

(2) Names, Positions and Dates of Appointment of New Officers

【As of June 1, 2005】

Name	New Position	Current Position
Shinobu Suzuki	Representative Director	Director and Managing Executive Officer

【As of June 28, 2005】

Name	New Position	Current Position
Tadashi Ogawa	President	

2. Changes of Officers

【As of May 31, 2005】

Name	New Position	Current Position
Masuo Yokota	Retiring	Director
Masaji Kurihara	Retiring	Managing Executive Officer

【As of June 1, 2005】

Name	New Position	Current Position
Sadaaki Hirasawa	Chairman and President	Chairman, President and CEO
Chiyuki Okubo	Representative Director (Head of Corporate Planning)	Representative Director and CIO
Toshiyuki Nakamura	Representative Director (Head of Business Promotion)	Representative Director and COO
Yoshio Ota	Representative Director (Head of Corporate Administration)	Representative Director and CRO
Shinobu Suzuki	Representative Director (Head of Business Planning)	Director and Managing Executive Officer
Toshiyuki Mimura	Managing Executive Officer	Executive Officer
Takashi Yoshikawa	Executive Officer	General manager of Credit Department
Hideya Shimoyama	Executive Officer	General manager of Tsurugamine Branch

【As of June 28, 2005】

Name	New Position	Current Position
Sadaaki Hirasawa	Chairman	Chairman and President
Tadashi Ogawa	President	
Yasunaka Fujikawa	Retiring	Director and Deputy Chairman